Filed Pursuant to Rule 424(b)(3)

Registration No. 333-193666

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated June 3, 2014)

HOPTO INC.

16,950,000 Shares of Common Stock

This prospectus supplement to our prospectus dated June 3, 2014 (the “Prospectus”) relating to the sale or other disposition from time to time by selling stockholders of up to 16,950,000 shares of our common stock contains our Annual Report on Form 10-K for the year ended December 31, 2014, which we filed with the Securities and Exchange Commission on March 31, 2015. The text of the Annual Report on Form 10- K is attached to and is a part of this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the Prospectus.

This investment involves risks. You should refer to the discussion of risk factors, beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 7, 2015.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission File Number: 0-21683

hopTo Inc.

(Exact name of Registrant as specified in its charter)

Delaware	13-3899021
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1919 S. Bascom Avenue Suite 600

Campbell, California 95008

(Address of principal executive offices)

(800) 472-7466

(408) 688-2674

(Registrant’s telephone number)

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: Common Stock, $0.0001 par value

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐     No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).                                                                                                                                                                                                                               Yes ☑      No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer     ☐ Accelerated filer     ☐Non-Accelerated filer     ☑ Smaller reporting company

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                            Yes ☐     No ☑

As of June 30, 2014, the aggregate market value of the Registrant’s common stock held by non-affiliates was $13,429,355.

As of March 25, 2015, there were outstanding 117,399,479 shares of the Registrant’s common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant’s definitive proxy statement for the fiscal year ended December 30, 2014 (“Proxy Statement”) to be issued in conjunction with the Registrant’s 2014 Annual Meeting of Stockholders are incorporated by reference in Part III of this Report on Form 10-K. The Proxy Statement (or a Form 10-K/A) will be filed by the Registrant with the Securities and Exchange Commission not later than 120 days after the end of the Registrant’s fiscal year ended December 31, 2014.

hopTo Inc.

ANNUAL REPORT ON FORM 10-K

Forward-Looking Information

This report includes, in addition to historical information, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact we make in this report are forward-looking statements. In particular, the statements regarding industry prospects and our future results of operations or financial position are forward-looking statements. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ significantly from those described in the forward looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors," as well as those discussed elsewhere in this report. Statements included in this report are based upon information known to us as of the date that this report is filed with the SEC, and we assume no obligation to update or alter our forward-looking statements made in this report, whether as a result of new information, future events or otherwise, except as otherwise required by applicable federal securities laws.

PART I

ITEM 1.     BUSINESS

Introduction

We are developers of software productivity products for mobile devices such as tablets and smartphones, and application publishing software solutions. Our newest product, which is called hopTo, will be marketed to both consumers and businesses. hopTo provides mobile end-users with a productivity workspace for their mobile devices that allows them to manage, share, view, and edit their documents, regardless of where they are stored. We launched the first commercial version of hopTo through Apple’s App Store on November 14, 2013. This version was targeted at Apple’s tablet devices, the iPad and the iPad Mini. From the initial launch through 2014, we made hopTo available for free. On November 10, 2014, we launched the first version of hopTo Work, a version of the hopTo workspace made available to businesses for a fee. hopTo Work expands upon the core capabilities of hopTo by providing mobile access to applications that businesses rely on for their daily operations.

Future releases will be targeted at other devices such as Apple’s iPhone, as well as competing devices such as those based on Google’s Android platform.

In addition to hopTo, we also sell a family of products under the brand name GO-Global, which is a software application publishing business and was our sole revenue source in 2014 and prior periods. GO-Global is an application access solution for use and/or resale by independent software vendors (“ISVs”), corporate enterprises, governmental and educational institutions, and others, who wish to take advantage of cross-platform remote access and Web-enabled access to their existing software applications, as well as those who are deploying secure, private cloud environments.

Over the years, we have also made significant investments in intellectual property (“IP”). We have filed many patents designed to protect the new technologies embedded in hopTo, and we plan to continue to aggressively invest in the creation and protection of new IP as we continue to develop hopTo and other products.

Recent Developments

On March 24, 2015, we announced availability of hopTo Work for tablets based on Google’s Android platform. We also announced the availability of a new feature set for hopTo Work called MAX – Mobile App eXperience which allows users to transform their existing Windows based applications into touch-friendly, useable mobile apps, without the need for complex and expensive modifications of the original application.

On February 4, 2015, our wholly-owned subsidiary GraphOn Corporation released the latest version of GO-Global (GO-Global for Windows v4.8.2 release focuses on expanding platform support and general maintenance updates).

On January 22, 2015, we announced the launch of its Mobile@Work partner program to enable partners to incorporate hopTo Work, a secure mobile productivity platform for small and medium sized businesses (SMB) and enterprise level companies, into their existing sales channels.

On January 15, 2015, we announced a new partnership with Entisys Solutions, a Concord, CA based consultancy that specializes in the virtualization and modernization of technology and integration of Citrix

On October 30, 2014, we announced that Barry Flanagan would be joining hopTo as our Vice President of Sales effective November 3, 2014.

On May 8, 2014, we named Jean-Louis Casabonne as our Chief Financial Officer.

Corporate Background

We are a Delaware corporation, founded in May 1996. Our headquarters are located at 1919 S. Bascom Avenue, Suite 600, Campbell, California, 95008, our toll-free phone number is 1-800-472-7466, and our phone number for local and international calls is 408-688-2674. We also have an office in Concord, New Hampshire. Additionally, we have remote employees located in various states, as well as internationally in the United Kingdom and Israel. Our corporate Internet Website is http://www.hopTo.com. The information on our Website is not part of this annual report.

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such reports filed with or furnished to the SEC under sections 13(a) or 15(d) of the Securities Exchange Act of 1934 are made available free of charge on our corporate Internet Website investor webpage at www.hopto.com/investors (click the “Financial Reporting” link and then the “SEC Filings” link) as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC.

The hopTo Opportunity

The adoption of mobile devices, such as smartphones and tablets, in the workplace has revealed the need for a mobile application and content access platform that addresses a range of mobile productivity challenges for professional/consumer users (“prosumers”), small and home offices (“SOHO”), small- to medium-sized businesses (“SMB” or “SMBs”), and Enterprise organizations. We believe a mobile platform that addresses this need will become a critical asset for any size organization, IT department, and for the most productive end user experience.

Focusing more specifically on the larger SMB/Enterprise business markets, adoption of mobile devices is reshaping how organizations deliver, secure, and manage applications and content on these devices. This has also introduced challenges for organizations to integrate the devices into daily workflows and manage security on both company-owned and employee-owned devices.

From a workflow standpoint, we believe business users want mobile solutions that enable them to replace or extend their traditional desktop PC environment with mobile devices, which is often easier said than done. PC users have enjoyed a rich ecosystem of applications and technologies that has been growing for over 30 years, and have come to expect an exceptional level of power and flexibility to get their work done. Many solutions have been developed to meet this challenge but generally have failed, in particular for the iOS and Android devices that dominate both the consumer and business markets.

The hopTo Work Product

In March, 2014, we announced our hopTo Work product which was subsequently released on November 11, 2014. hopTo Work builds upon the hopTo product (discussed below), bringing its core mobile productivity features to SMB/Enterprise users, with additional security and manageability functions. It targets Information Technology (“IT”) departments that are concerned with protecting and managing access to sensitive data, controlling access to business applications, compliance with internal policies and, in some cases, government regulations.

With hopTo Work, IT departments will be able to more easily and safely address these concerns while integrating mobile technology into their networks and user workflows. The initial version of hopTo Work leverages a customer’s existing Microsoft RDS infrastructure – a significant portion of Microsoft’s on-premise customer base – which enables an IT department to have mobile access for end users in minutes.

It will further enable business users to make a smooth and simple transition from PCs to mobile devices for all or part of their work. As with the original prosumer/SOHO version of hopTo, the premise of hopTo Work is that mobile users in SMB/Enterprise businesses using devices such as the Apple iPad would like to travel with just their tablets but still have the benefits of secure access and editing capabilities for documents in their corporate cloud or network storage, personal cloud storage, and on their Windows computers. In addition, hopTo Work delivers the capability to mobilize Windows applications that businesses and organizations rely on for their daily operation.

hopTo Work is designed not only to assist users in performing operations on their iPads that typically require a Mac or Windows PC, but to do so within the data protection and access control policies of their IT organizations. Our view is that current solutions are limited because of the need to install special applications and procedures that are a hindrance to user productivity. We address these issues with the following features:

●

The ability to access and manage all of the user’s files and documents, no matter where they are stored. This includes enterprise document management systems, enterprise-class network servers and cloud storage services, or the user’s PC.

●	The ability to view, create, edit, manage, and share files through a native touch-screen mobile device interface rather than apps designed for legacy PC desktops with keyboards and mice.

●	The ability to access Windows applications and use them in a touch-friendly manner consistent with end user expectations for mobile devices.

●

The ability to multitask, which means working with multiple documents and applications at the same time, side-by-side. The iPad is inherently a single document environment, which we believe is a major shortcoming for most users.

●

The ability to view, create, and edit Microsoft Office documents that are 100% compatible with Microsoft Office, thus allowing users to collaborate with other users who are using Microsoft Office on a Mac or a Windows PC.

●

The ability to address the problems of document sprawl, giving users easy access to manage, search, and browse the data they need across storage devices and cloud services, but without allowing sensitive documents to leave the corporate network undetected.

●

The ability for IT departments to implement a “bring-your-own-device” (BYOD) solution that integrates mobile device use into daily workflows and enhances user productivity without compromising security, requiring additional server infrastructure, or putting an additional burden on the user experience.

●

The ability for IT departments to grant and revoke access to anyone for any data anywhere. Employees must have the ability to access corporate internal data (documents, file and applications) efficiently but without jeopardizing security.

hopTo Work Target Markets

We view hopTo Work, with its additional application mobilization, security and manageability features, as a product that appeals to the SMB and Enterprise markets. We expect sales strategies for the hopTo Work versions of the product to involve a combination of strategic partnerships with various relevant enterprise software companies, a sales partner channel, and a direct sales team, just to name a few. hopTo Work is a paid offering that is currently sold on a perpetual license plus maintenance model. Other models such as subscription based pricing might be made available in the future based on market requirements.

The hopTo Consumer Product

hopTo also offers a comprehensive productivity workspace for mobile devices (currently for the Apple iPad) that empowers mobile users by offering them functionalities similar to what they have come to expect from their PCs. For example, hopTo aggregates files and documents from multiple storage silos (such as Box, Dropbox, Google Drive, Microsoft OneDrive, or the user’s PC) into a single touch-friendly workspace. From within this workspace, users are able to search for documents in the workspace (which includes their cloud storage silos and their PC), view, edit, and share their documents, and import photos from their iPad camera roll or Google Image from Web.

hopTo provides powerful document editing capabilities that leverage legacy Windows applications, such as Microsoft Office, to give users a rich, native editing feature set. Its high degree of compatibility with Microsoft Office enables easy collaboration with other users running Microsoft Office on Mac or Windows PCs. hopTo is unique in that it both leverages legacy applications for document editing and provides a touch-friendly user experience that, in our view, none of our competitors have achieved, and which mobile users will view as highly desirable.

The first commercially available version of hopTo was released on November 14, 2013, through the Apple App Store. hopTo currently runs on the Apple iPad family of devices, and we may make it available for other devices, such as the Apple iPhone and for devices based on the Google Android platform. This product is targeted at users who are transitioning from PC to mobile—to provide access to their content regardless of where it is stored, along with rich document editing capabilities, multitasking, file management, and more. The hopTo product is currently offered free of charge. Based on usage patterns and market acceptance we may, at some point in the future, decide to charge fees for this offering.

Our Intellectual Property

We believe that intellectual property (“IP”) is a business tool that potentially maximizes our competitive advantages and product differentiation, grows revenue opportunities, encourages collaboration with key business partners, and protects our long-term growth opportunities. Strategic IP development is therefore a critical component of our overall business strategy. It is a business function that consistently interacts with our research and development, product development, and marketing initiatives to generate further value from those operations.

We rely primarily on trade secret protection, copyright law, confidentiality, and proprietary information agreements to protect our proprietary technology and registered trademarks. Despite our precautions, it may be possible for unauthorized third parties to copy portions of our products, or to obtain information we regard as proprietary. The loss of any material trade secret, trademark, trade name or copyright could have a material adverse effect on our results of operations and financial condition. We intend to defend our proprietary technology rights; however, we cannot give any assurance that our efforts to protect our proprietary technology rights will be successful.

We also currently hold rights to patents. We regularly file patent applications to protect innovations arising from our research, development and design, and are currently pursuing additional patent applications.

We do not believe our products infringe on the rights of any third parties, but we can give no assurance that third parties will not assert infringement claims against us in the future, or that any such assertion will not result in costly litigation or require us to obtain a license to proprietary technology rights of such parties.

ipCapital Group, Inc.

On October 11, 2011, we engaged ipCapital Group, Inc. (“ipCapital”), an affiliate of John Cronin, who is one of our directors, to assist us in the execution of our strategic decision to significantly strengthen, grow and commercially exploit our intellectual property assets. Our engagement agreement with ipCapital, which has been amended three times, affords us the right to request ipCapital to perform a number of diverse services, employing its proprietary processes and methodologies, to facilitate our ability to identify and extract from our current intellectual property base new inventions, potential patent applications, and marketing and licensing opportunities. See the Exhibits elsewhere in this Form 10-K for further details on the ipCapital engagement agreement and amendments thereto.

In addition to the fees we agreed to pay ipCapital for its services, we issued ipCapital a five-year warrant to purchase up to 400,000 shares of our common stock at an initial price of $0.26 per share. Half of the warrant (200,000 shares) has a time-based vesting condition, with such vesting to occur in three equal annual installments. The vesting installments occurred on October 11, 2012 and 2013, and 2014 respectively. The remaining 200,000 shares became fully vested upon the completion to our satisfaction of all services that we had requested from ipCapital under the engagement agreement, prior to the signing of the amendments. Such performance was deemed satisfactory during 2012. We believe that these fees, together with the issuance of the warrant, constitute no greater compensation than we would be required to pay an unaffiliated person for substantially similar services.

As a result of ipCapital’s work under the engagement agreement, as amended, as of March 31, 2015, 173 new patent applications have been filed. Of these 173 applications, 19 patents have been granted by the USPTO. We have also received notice from the USPTO that 4 additional patent applications have been allowed and will ultimately issue as US patents in the next 60-90 days. We expect to file more applications in 2015.

ipCapital Licensing Company I, LLC

On February 4, 2013, we entered into an IP Brokerage agreement with ipCapital Licensing Company I, LLC (“ipCLC”)(the “IP Brokerage Agreement”). John Cronin is a partner at ipCLC. Pursuant to the IP Brokerage Agreement, we have engaged ipCLC, on a no-retainer basis, to identify and present us with candidates who may be seeking to acquire a certain limited group of our patents unrelated to our current business strategy. If during the applicable term we enter into an agreement with any candidate presented by ipCLC to acquire or otherwise exploit the covered patents, we will pay ipCLC a fee of ten percent (10%) of the royalties, fees, and other consideration paid over the life of the agreement.

The IP Brokerage Agreement is effective as of February 4, 2013, and will end 18 months after we or ipCLC serve 60 days written notice of termination to the other party (with earlier termination possible in the event of a material breach). To date, we have paid no fee to ipCLC under the terms of the IP Brokerage Agreement.

The IP Brokerage Agreement provides for customary confidentiality undertakings, limitations on ipCLC’s total liability and mutual indemnification provisions.

ipCreate, Inc.

In 2013, we entered into an Engagement Letter (the “Agreement”), with ipCreate, Inc. (“ipCreate”). John Cronin is Chairman and CEO of ipCreate; Michael Brochu, who also serves on our Board of Directors, provides consulting services to ipCreate for compensation serves in an advisory capacity to ipCreate as a board observer. Pursuant to the Agreement, we engaged ipCreate to assist us in the definition and execution of our intellectual property strategy. Pursuant to the Agreement, and upon completion of certain tasks we requested ipCreate to perform, we paid ipCreate $100,000 during 2013, the full amount of compensation due them under the Agreement for the services performed.

We believe the terms of the IP Brokerage Agreement are fair and reasonable to us and are at least as favorable as those that we could be obtained on an arms’ length basis.

The GO-Global Software Products

Our GO-Global product offerings can be categorized into product families as follows:

●

GO-Global for Windows: Allows access to Windows-based applications from remote locations and a variety of connections, including the Internet and dial-up connections. The Windows applications run on a central computer server along with GO-Global Windows Host software. This allows the applications to be accessed remotely via GO-Global Client software, or a Web browser, over many types of data connections, regardless of the bandwidth or operating system. Web-enabling is achieved without modifying the underlying application’s code or requiring costly add-ons.

●

GO-Global for UNIX: Allows access to UNIX and Linux-based applications from remote locations and a variety of connections, including the Internet and dial-up connections. The UNIX/Linux applications run on a central computer server along with the GO-Global for UNIX Host software. This allows the applications to be accessed and run remotely via GO-Global Client software or a Web browser without having to modify the application’s code or requiring costly add-ons.

●

GO-Global Client: We offer a range of GO-Global Client software that allows remote application access from a wide variety of local, remote and mobile platforms, including Windows, Linux, UNIX, Apple OS X and iOS, and Google Android. We plan to continue to develop GO-Global Client software for new portable and mobile devices.

Target Markets

The target market for our GO-Global products includes small to medium-sized companies, departments within large corporations, governmental and educational institutions, independent software vendors (ISVs) and value-added resellers (VARs). Our software enables these targeted organizations to move their existing applications to the public cloud and provide SaaS, or move them to a secure, private cloud environment. By using our software, organizations can give their remote users, partners and customers access to their native applications. Our software is designed to allow these organizations and enterprises to tailor the configuration of the end-user device for a particular purpose, rather than following a “one PC fits all” high-cost ownership model. We believe our opportunities are as follows:

●

ISVs. By Web-enabling their applications through use of our products, we believe that our ISV customers can accelerate their time to market without the risks and delays associated with rewriting applications or using other third-party software, thereby opening up additional revenue opportunities and securing greater satisfaction and loyalty from their customers.

Our technology integrates with their existing software applications without sacrificing the full-featured look and feel of such applications, thereby providing ISVs with out-of-the-box Web-enabled applications with their own branding for licensed, volume distribution to their enterprise customers. We further believe that ISVs that effectively address the Web computing needs of customers and the emerging application service provider market will have a competitive advantage in the marketplace.

●

Enterprises Employing a Mix of UNIX, Linux, Macintosh and Windows. Small to medium-sized companies that utilize a mixed computing environment require cross-platform connectivity software, like GO-Global Host and/or GO-Global Gateway, which will allow users to access applications from different client devices. We believe that our server-based software products will significantly reduce the cost and complexity of connecting PCs to various applications.

●

Enterprises with Remote Computer Users and/or Extended Markets. We believe that remote computer users and enterprises with extended markets comprise two of the faster growing market segments in the computing industry. Extended enterprises permit access to their computing resources by their customers, suppliers, distributors and other partners, thereby affording them manufacturing flexibility, increased speed-to-market, and enhanced customer satisfaction. For example, extended enterprises may maintain decreased inventory via just-in-time, vendor-managed inventory and related techniques, or they may license their proprietary software application on a “pay-per-use” model, based on actual time usage by the user. The early adoption of extended enterprise software may be driven in part by an organization’s need to exchange information over a wide variety of computing platforms. We believe that our server-based software products, along with our low-impact communications protocol, which has been designed to enable highly efficient low-bandwidth connections, are well positioned to provide extended enterprises with the necessary means to exchange information over a wide variety of computing platforms.

●

VARs. The VAR channel presents an additional sales force for our products and services. In addition to creating broader awareness of our GO-Global products, VARs also provide integration and support services for our current and potential customers. Our products allow VARs to offer a cost-effective competitive alternative for server-based, or thin-client, computing. In addition, reselling our GO-Global products creates new revenue streams for our VARs.

Strategic Customer Relationships

We believe it is important to maintain our current strategic alliances and to seek suitable new alliances in order to enhance shareholder value, improve our technology and/or enhance our ability to penetrate relevant target markets. We also are focusing on strategic relationships that have immediate revenue generating potential, strengthen our position in the server-based software market, add complementary capabilities and/or raise awareness of our products and us. Our strategic relationships for all GO-Global products include the following:

●

We are party to a non-exclusive distribution agreement with KitASP, a Japanese application service provider founded by companies within Japan’s electronics and infrastructure industries, including NTT DATA, Mitsubishi Electric, Omron, RICS, Toyo Engineering and Hitachi. Pursuant to this agreement, which was entered into in September 2011, KitASP has licensed our GO-Global product line for inclusion in their software products, primarily their server-bundled application service provider software solution. Either party may terminate the contract upon 60 days’ written notice to the other party.

●

We are party to a non-exclusive distribution agreement with Ericsson, a global provider of telecommunications equipment and related services to mobile and fixed network operations. Pursuant to this agreement, Ericsson had licensed GO-Global for UNIX for inclusion with their ServiceON Optical and ServiceON Access telecommunications network management systems. During the third quarter of 2013, we learned that Ericsson would release a newly engineered version of ServiceON that no longer required GO-Global for UNIX. Currently installed customers using GO-Global would continue to be supported. Our agreement with Ericsson, which was originally entered into in September 2000, automatically renews annually. Either party may terminate the contract upon written notice to the other party of at least one month prior to the expiration of the then current term.

●

We are party to a non-exclusive channel partner agreement with Elosoft Informatica Ltda, a South American distributor of various technology products, including both hardware and software offerings, and related services. Under the terms of this agreement, Elosoft has licensed both our GO-Global Windows Host and GO-Global for UNIX software for deployment to their distribution network with both sub-distributors and end-users. Our agreement with Elosoft, which was originally entered into in February 2005, automatically renews annually. Either party may terminate the agreement upon 60 days written notice to the other party.

●

We are party to a non-exclusive global purchasing agreement with Alcatel-Lucent, a telecommunications, network systems and services company. Pursuant to this relationship, which started in July 1999, Alcatel-Lucent has licensed our GO-Global for UNIX software for inclusion with their software products. Many of Alcatel-Lucent’s customers are using our server-based software to remote access Alcatel-Lucent's Network Management Systems (“NMS”) applications. Our current agreement with Alcatel-Lucent expired in December 2012. We have recently entered into negotiations with Alcatel to formally renew this agreement and expect our relationship with Alcatel-Lucent to continue throughout 2015 with terms consistent with those set forth in the expired contract.

●

We are party to a non-exclusive distribution agreement with GE Intelligent Platforms (“GE”), a U.S. based designer, manufacturer, and supplier of products for industrial control and automation. GE has licensed our GO-Global product line for inclusion in their automation and production management software products. Our agreement with GE, which was originally entered into in December 2002, automatically renews annually. Either party may terminate the contract upon 60 days’ written notice to the other party.

●

In August 2011 we entered into an agreement with GAD eG (“GAD”), a Germany based provider of information technology, software development and data processing solutions for retail banks. GAD licensed our GO-Global for Windows software and embedded it in their banking applications. This agreement covered a one-time transaction of theirs with a large German bank. The installation of their software application generated significant product license sales for us in 2011 and 2012. We expect to have maintenance sales in future years; however we do not expect to have future product licensing sales to GAD comparable to the 2012 and 2011 levels.

●

In January 2010, we entered into a non-exclusive reseller and distribution agreement with Information Delivery Systems, LLC (IDS), a U.S. based publisher and hosting solutions provider for churches and educational institutions. IDS has licensed our GO-Global for Windows software and has utilized it as the hosting engine for its cloud-based solutions. Our agreement with IDS automatically renews annually. Either party may terminate the contract upon 60 days’ written notice to the other party.

Sales, Marketing and Support

Sales and marketing efforts for our software products are directed at increasing product awareness and demand among ISVs, small to medium-sized enterprises, departments within larger corporations and VARs who have a vertical orientation or are focused on Windows, UNIX and/or Linux environments. Current marketing activities include Internet marketing, direct response, targeted advertising campaigns, tradeshows, promotional materials, public relations, and maintaining an active Web presence for marketing and sales purposes.

We currently consider the following to be our most significant customers and partners. For the purposes of this table, “Sales” refers to the dollar value of orders received from these customers and partners in the period indicated. These Sales values do not necessarily equal recognized revenue for these periods due to our revenue recognition policies which require deferral of revenue associated with stocking orders of software licenses and prepaid software service fees.

	2014	2013
Customer	% Sales	% Sales
Thermo LabSystems	4.4%	3.2%
Centric Systems	4.3%	3.4%
GAD eG	3.1%	5.1%
Ericsson	2.8%	6.2%
G E	30.2%	7.6%
IDS LLC	4.2%	5.9%
Alcatel-Lucent	4.1%	8.5%
Elosoft	5.7%	6.7%
Total	58.8%	46.6%

Many of our customers enter into, and periodically renew, maintenance contracts to ensure continued product updates and support. Currently, we offer maintenance contracts for one, two, three and five-year periods.

Operations

We perform all purchasing, order processing and shipping of products and accounting functions related to our operations. Although we generally ship products electronically, when a customer requires us to physically ship them a disc, production of the disc, printing of documentation and packaging are also accomplished through in-house means; however, since virtually all of our orders are currently being fulfilled electronically, we do not maintain any prepackaged inventory. Additionally, we have relatively little backlog at any given time; thus, we do not consider backlog a significant indicator of future performance.

Research and Development

Our research and development efforts currently are focused on further enhancing the functionality, performance and reliability of existing products and developing new products – principally hopTo. We invested approximately $4,911,400 and $4,999,900 in research and development with respect to our software products in 2014 and 2013, respectively. During 2014 and 2013 we capitalized an additional $16,500 and $546,300 of development investments incurred in the development of hopTo, respectively.

Competition

The software markets in which we participate are highly competitive.  Competitive factors in our market space include price, product quality, functionality, product differentiation and the breadth and variety of product offerings and product features.  Many of our competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than we do. Moreover, many of our competitors offer broader product lines and have greater brand recognition than we do, and offer price discounts as a competitive tactic. But we believe that our products offer certain advantages over our competitors, particularly in product performance and market positioning.

Although hopTo Work is a unique mobile workspace offering, we believe it is at the intersection of several developing categories in the industry. These include Mobile Device Management (MDM), Enterprise Mobility Management (EMM), and a fairly new category that is becoming known as application mobilization, or application refactoring.

MDM and EMM are both types of tools that allow organizations to manage and deploy mobile devices with access to enterprise resources and information. The major competitors in this space are Citrix (through their XenMobile product line), VMware (through their AirWatch offering), Good Technology, Mobile Iron, and several other smaller providers.

In the application mobilization market, we believe we compete with products from Capriza, Inc., Reddo Mobility, Inc., and Powwow, Inc, as well several other providers.

GO-Global competes with developers of conventional server-based software for the individual PC, as well as with other companies in the cloud computing software market and the application virtualization software market.  We believe our principal competitors in the cloud computing software market include Citrix Systems, Inc., OpenText Communications, Ltd. and Microsoft Corporation.  Citrix is an established leading vendor of virtualization software, OpenText is an established market leader for remote access to UNIX applications and Microsoft is an established leading vendor of Windows operating systems and services for servers.

Employees

As of March 31, 2015, we had a full-time equivalent of 31 total employees, including 7 in marketing, sales and support, 18.5 in research and development (which is inclusive of employees who may also perform customer service related activities), 5 in administration and finance and 0.5 in our patent group. We believe our relationship with our employees is good. None of our employees are covered by a collective bargaining agreement.

Item 1A.     Risk Factors

The risks and uncertainties described below could materially and adversely affect our business, financial condition and results of operations and could cause actual results to differ materially from our expectations. The Risk Factors described below include the considerable risks associated with the current economic environment and the related potential adverse effects on our financial condition and results of operations. You should read these Risk Factors in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 7 and our Consolidated Financial Statements and related notes in Item 8. There also may be other factors that we cannot anticipate or that are not described in this report generally because we do not currently perceive them to be material. Those factors could cause results to differ materially from our expectations.

Risks Related to Our Business

We have a history of operating losses and expect these losses to continue, at least for the near future.

We have experienced significant operating losses since we began operations. We incurred losses from operations before provision for income taxes of $3,590,800 and $3,738,200 for the years ended December 31, 2014 and 2013, respectively. We expect to report an operating loss on a consolidated basis for the year ended December 31, 2015. In subsequent reporting periods, if revenues grow more slowly than anticipated, or if aggregate operating expenses exceed expectations, we will continue to be unprofitable. Even if we become profitable, we may be unable to sustain such profitability.

hopTo is subject to the risks of new software products in development and any failure to successfully commercially launch hopTo could have a material negative impact on us.

During April 2013 we launched the first public release of hopTo through Apple’s App Store and on November 14, 2013 we launched the first commercial version of hopTo through Apple’s App Store.  The releases are targeted at Apple’s tablet devices, the iPad and the iPad Mini. On November 10, 2014 we launched the first commercial version of hopTo Work through Apple’s App store.

Future releases will be targeted at other devices such as Apple’s iPhone, as well as competing devices such as those based on Google’s Android platform.  There is no assurance that we will be able to develop a commercially viable version of our hopTo product, or that we may be able to successfully penetrate into its perceived marketplace.  Any failure to develop a commercially viable version or to successfully penetrate into the market could have a material negative impact on our results of operations, financial position and cash flow.

hopTo and hopTo Work are new products in development. As such they face both development and market risks. Our development timetable could be adversely impacted by technical challenges that take longer than expected to resolve or third party delays, such as qualification standards imposed by companies such as Apple Inc. in the administration of the Apple app store. Even a successful and timely launch on app stores does not assure wide-scale adoption of a new product given the extremely competitive market for new productivity applications and the changing and difficult to ascertain demands of our target customers and users. In addition, we must develop a successful pricing policy to economically benefit from our development investments. Pricing policies are subject to considerable variation and require a high degree of judgment, and any significant failure to appropriately price our products could limit or even prevent our ability to effectively compete and profit from those products.

Our revenue is typically generated from a limited number of significant customers.

A material portion of our revenue, all of which is currently derived from our GO-Global products, during any reporting period is typically generated from a limited number of significant customers, all of which are unrelated third parties. We categorize our customers into three broad categories for revenue recognition purposes: stocking resellers, non-stocking resellers and direct end users. If any of our significant non-stocking resellers or direct end users reduce their order level or fail to order during a reporting period, our revenue could be materially adversely impacted because we recognize revenue on sales to these customers upon product delivery, assuming all other revenue recognition criteria have been met.

Our significant stocking resellers are typically ISVs who have bundled our products with theirs to sell as Web-enabled versions of their products. These customers maintain inventories of our products for resale, and we do not recognize revenue until our products are resold to end users, assuming all other revenue recognition criteria have been met. If these customers decide to maintain a lower level of inventory in the future and/or they are unable to sell their inventory to end users as quickly as they have in the past, our revenue and business could be materially adversely impacted.

If we are unable to develop new products and enhancements to our existing products, our business, results of operations, financial condition, and cash flows could be materially adversely impacted.

The market for our products and services is characterized by:

●	frequent new product and service introductions and enhancements;
●	rapid technological change;
●	evolving industry standards;
●	fluctuations in customer demand; and
●	changes in customer requirements.

Our future success depends on our ability to continually enhance our current products and develop and introduce new products that our customers choose to buy. If we are unable to satisfy our customers’ demands and remain competitive with other products that could satisfy their needs by introducing new products and enhancements, our business, results of operations, financial condition, and cash flows could be materially adversely impacted. Our future success could be hindered by, among other factors:

●	the amount of cash we have available to fund investment in new products and enhancements;
●	delays in our introduction of new products and/or enhancements of existing products;
●	delays in market acceptance of new products and/or enhancements of existing products; and
●	a competitor’s announcement of new products and/or product enhancements or technologies that could replace or shorten the life cycle of our existing products.

For example, sales of our GO-Global Windows Host software could be affected by the announcement from Microsoft of the intended release, and the subsequent actual release, of a new Windows-based operating system, or an upgrade to a previously released Windows-based operating system version. These new or upgraded systems may contain similar features to our products or they could contain architectural changes that would temporarily prevent our products from functioning properly within a Windows-based operating system environment.

Our operations consume cash and we will need to raise additional capital in the future to fund our continued operating needs.

As of December 31, 2014, our cash balance was $1,557,100, as compared with $2,430,700 as of December 31, 2013, a decrease of $873,600, or 35.9%. The decrease primarily resulted from the cash consumed by our operations, as well as the investments we made in fixed assets, and increased employee costs, primarily associated with our new products development team. Such costs were partially offset by the $3,390,000 cash received as a result of the sale of shares of our common stock in a private placement on January 7, 2014 (the “2014 Private Placement).

Based on our cash on hand as of December 31, 2014, the payment for the $1.5 million GO-Global stocking order that we received in January 2015, the anticipation of continued revenue from our legacy GO-Global business, and the anticipation of revenue from our hopTo Work product, we believe that we will have sufficient liquidity to support our operational plans for the next twelve months; however; implementation of our business plans for hopTo Work for the next twelve months will require capital from issuances of debt or equity, or significant revenue from our recently launched hopTo Work product.

There can be no assurance of new revenue from new or existing product lines or additional capital from debt or equity issuances.  In addition, issuances of new capital stock would dilute existing stockholders and may give the purchasers of new capital stock additional rights, preferences and privileges relative to existing stockholders.  There can be no assurance that additional capital necessary for full execution of our hopTo business strategy will be available on a timely basis, on reasonable terms or at all.

Sales of products within our GO-Global product families are likely to be our primary source of revenue during 2015.

Although we believe that we will begin to generate revenue through sales of hopTo Work during 2015, we anticipate that sales of products within our GO-Global product families, and related enhancements, will be our primary source of revenue during 2015. The success, if any, of our new GO-Global releases may depend on a number of factors, including market acceptance of the new GO-Global releases and our ability to manage the risks associated with introducing such releases. Declines in demand for our GO-Global products could occur as a result of, among other factors:

●	lack of success with our strategic partners;
●	new competitive product releases and updates to existing competitive products;
●	decreasing or stagnant information technology spending levels;
●	price competition;
●	technological changes; or
●	general economic conditions in the markets in which we operate.

If our customers do not continue to purchase GO-Global products as a result of these or other factors, our revenue would decrease and our results of operations, financial condition, and cash flows would be adversely affected.

Our operating results in one or more future periods are likely to fluctuate significantly and may fail to meet or exceed the expectations of investors.

Our operating results are likely to fluctuate significantly in the future on a quarterly and annual basis due to a number of factors, many of which are outside our control. Factors that could cause our operating results and therefore our revenues to fluctuate include the following, among other factors:

●	our ability to maximize the revenue opportunities of our patents;
●	variations in the size of orders by our customers;
●	increased competition; and
●	the proportion of overall revenues derived from different sales channels such as distributors, original equipment manufacturers (“OEMs”) and others.

In addition, our royalty and license revenues are impacted by fluctuations in OEM licensing activity from quarter to quarter, which may involve one-time orders from non-recurring customers, or customers who order infrequently. Our expense levels are based, in part, on expected future orders and sales; therefore, if orders and sales levels are below expectations, our operating results are likely to be materially adversely affected. Additionally, because significant portions of our expenses are fixed, a reduction in sales levels may disproportionately affect our net income. Also, we may reduce prices and/or increase spending in response to competition or to pursue new market opportunities. Because of these factors, our operating results in one or more future periods may fail to meet or exceed the expectations of investors. In that event, the trading price of our common stock would likely be adversely affected.

We will encounter challenges in recruiting, hiring and retaining new personnel and/or replacements for any members of key management or other personnel who depart.

Our success and business strategy is dependent in large part on our ability to attract and retain key management and other personnel in certain areas of our business. If any of these employees were to leave, we would need to attract and retain replacements for them. We have lost employees, including at the officer level and in our new products engineering group, in the past. Without a successful replacement, the loss of the services of one or more key members of our management group and other key personnel could have a material adverse effect on our business.

With the exception of the employment agreement we entered into with our Chief Executive Officer during 2013, we do not have long-term employment agreements with any of our key personnel and any officer or other employee can terminate their relationship with us at any time. We may also need to add key personnel in the future, in order to successfully implement our business strategies. The market for such qualified personnel is highly competitive and it includes other potential employers whose financial resources for such qualified personnel are more substantial than ours. Consequently, we could find it difficult to attract, assimilate or retain such qualified personnel in sufficient numbers to successfully implement our business strategies.

Our failure to adequately protect our proprietary rights may adversely affect us.

Our commercial success is dependent, in large part, upon our ability to protect our proprietary rights. We rely on a combination of patent, copyright and trademark laws, and on trade secrets and confidentiality provisions and other contractual provisions to protect our proprietary rights. These measures afford only limited protection. We cannot assure you that measures we have taken or may take in the future will be adequate to protect us from misappropriation or infringement of our intellectual property. Despite our efforts to protect proprietary rights, it may be possible for unauthorized third parties to copy aspects of our products or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our intellectual property or other proprietary rights as fully as do the laws of the United States. Furthermore, we cannot assure you that the existence of any proprietary rights will prevent the development of competitive products. The infringement upon, or loss of, any proprietary rights, or the development of competitive products despite such proprietary rights, could have a material adverse effect on our business.

Our business significantly benefits from strategic relationships and there can be no assurance that such relationships will continue in the future.

Our business and strategy relies to a significant extent on our strategic relationships with other companies. There is no assurance that we will be able to maintain or further develop any of these relationships or to replace them in the event any of these relationships are terminated. In addition, any failure to renew or extend any license between any third party and us may adversely affect our business.

We rely on indirect distribution channels for our products and may not be able to retain existing reseller relationships or to develop new reseller relationships.

Our GO-Global and hopTo Work products are primarily sold through several distribution channels. An integral part of our strategy is to strengthen our relationships with resellers such as OEMs, systems integrators, VARs, distributors and other vendors to encourage these parties to recommend or distribute our products and to add resellers both domestically and internationally. We currently invest, and intend to continue to invest, significant resources to expand our sales and marketing capabilities. We cannot assure you that we will be able to attract and/or retain resellers to market our products effectively. Our inability to attract resellers and the loss of any current reseller relationships could have a material adverse effect on our business, results of operations, financial condition, and cash flows. Additionally, we cannot assure you that resellers will devote enough resources to provide effective sales and marketing support to our products.

The markets in which we participate are highly competitive and have more established competitors.

The markets we participate in with GO-Global and hopTo Work are intensely competitive, rapidly evolving and subject to continuous technological changes. We expect competition to increase in each of these markets as other companies introduce additional competitive products. In order to compete effectively, we must continually develop and market new and enhanced products and market those products at competitive prices. As markets for our products continue to develop, additional companies, including companies in the computer hardware, software and networking industries with significant market presence, may enter the markets in which we compete and further intensify competition. A number of our current and potential competitors have longer operating histories, greater name recognition and significantly greater financial, sales, technical, marketing and other resources than we do. We cannot give any assurance that our competitors will not develop and market competitive products that will offer superior price or performance features, or that new competitors will not enter our markets and offer such products. We believe that we will need to invest significant financial resources in research and development to remain competitive in the future in each of the markets in which we compete. Such financial resources may not be available to us at the time or times that we need them, or upon terms acceptable to us, or at all. We cannot assure you that we will be able to establish and maintain a significant market position in the face of our competition and our failure to do so would adversely affect our business.

Risk Related to Our Common Stock

Our stock is thinly traded and its price has been historically volatile.

Our stock is thinly traded. As such, holders of our stock are subject to a high risk of illiquidity, e.g., you may not be able to sell as many shares at the price you would like, or you may not be able to purchase as many shares at the price you would like, due to the low average daily trading volume of our stock. Additionally, the market price of our stock has historically been volatile; it has fluctuated significantly to date. The trading price of our stock is likely to continue to be highly volatile and subject to wide fluctuations. Your investment in our stock could lose some or all of its value.

Future sales of our common stock could adversely affect its price and our future capital-raising activities, and could involve the issuance of additional equity securities, which would dilute current shareholder investments in our common stock and could result in lowering the trading price of our common stock.

We may sell securities in the public or private equity markets if and when conditions are favorable.  Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital.  We may issue additional common stock in future financing transactions or as incentive compensation for our management team and other key personnel, consultants and advisors. Issuing any equity securities would be dilutive to the equity interests represented by our then-outstanding shares of common stock. The market price for our common stock could decrease as the market takes into account the dilutive effect of any of these issuances. Furthermore, we may enter into financing transactions and issue securities with rights and preferences senior to the rights and preferences of our common stock, and we may issue securities at prices that represent a substantial discount to the market price of our common stock.  A negative reaction by investors and securities analysts to any discounted sale of our equity securities could result in a decline in the trading price of our common stock.

We have a significant number of outstanding warrants and options, and future sales of these shares could adversely affect the market price of our common stock.

As of December 31, 2014 and December 31, 2013, we had outstanding warrants for an aggregate of 21,174,274 and 16,667,500 shares of common stock, respectively, at weighted average exercise prices of $0.46 per share for both years.  As of December 31, 2014 and December 31, 2013, we had outstanding options exercisable for an aggregate of 10,287,999 and 12,019,328 shares of common stock, respectively, at weighted average exercise prices of $0.18 and $0.21 per share, respectively.  The holders may sell these shares exercisable under warrants or options in the public markets from time to time. In addition, as our stock price rises, more outstanding warrants and options will be “in-the-money” and the holders may exercise their warrants and options and sell a large number of shares. This could cause the market price of our common stock to decline. In addition, under the terms of the 2014 Private Placement, we issued 5,650,001 warrants at an exercise price of $0.40 per share and in certain circumstances, if we were to issue new warrants at an exercise price less than $0.40 per share, we would be required to issue additional warrants at a discount.

Our common stock is quoted on the FINRA OTC Bulletin Board, which may have an unfavorable impact on our stock price and liquidity.

Our common stock is currently quoted under the symbol “HPTO” on the FINRA OTC Bulletin Board market (“OTC Bulletin Board”) operated by FINRA (Financial Industry Regulatory Authority) and on the OTC Markets’ QB tier. Neither the OTC Bulletin Board nor the OTC QB tier is a “national securities exchange,” nor do either of them have any listing standards to which we are bound, and in general, each is a significantly more limited market than the markets operated by the New York Stock Exchange and NASDAQ.  The quotation of our shares on the OTC Bulletin Board and the OTC Markets’ QB tier could result in a less liquid market being available for existing and potential stockholders to trade shares of our common stock, which could depress the trading price of our common stock and have a long-term adverse impact on our ability to raise capital in the future. Because of the limited trading market for our common stock, and because of the significant price volatility, investors may not be able to sell their shares of common stock when they want to do so.

FINRA’s sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA’s requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

We have never paid dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid dividends on our common stock, nor do we anticipate paying any cash dividends for the foreseeable future.  We currently intend to retain future earnings, if any, to finance the operations and expansion of our business.  Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon the earnings, financial condition, operating results, capital requirements and other factors as deemed necessary by our board of directors.

Provisions in our amended and restated certificate of incorporation and second amended and restated bylaws and applicable Delaware law may prevent or discourage third parties or our stockholders from attempting to replace our management or influencing significant decisions.

Provisions in our amended and restated certificate of incorporation and second amended and restated bylaws may have the effect of delaying or preventing a change in control of our company or our management, even if doing so would be beneficial to our stockholders.  These provisions include authorizing our board of directors to issue preferred stock without stockholder approval and limiting the persons who may call special meetings of stockholders and providing that stockholders cannot take action by written consent in lieu of a meeting.  As a Delaware corporation, we are also subject to section 203 of the Delaware General Corporation Law (“DGCL”), which among other things, and subject to various exceptions, restricts against certain business transactions between a corporation and a stockholder owning 15% or more of the corporation’s outstanding voting stock (“an interested stockholder”) for a period of three years from the date the stockholder becomes an interested stockholder unless our board of directors approved the holder’s acquisition of our stock in advance. Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

Item 1B.     Unresolved Staff Comments

None.

Item 2.        Properties

Our corporate headquarters currently occupies approximately 10,659 square feet of office space in Campbell, California, under a lease that will expire in October 31, 2018. Rental of these premises will average approximately $35,700 per month over the remaining term of the lease, net of our pro rata share of utilities, facilities maintenance and other costs.

Our domestic research and development team currently occupies approximately 2,527 square feet of office space in Concord, New Hampshire, under a lease that will expire in August 2016. Rent on the Concord facility is $4,000 per month for the life of the lease.

We believe our current and future facilities will be adequate to accommodate our needs for the foreseeable future.

Item 3.        Legal Proceedings

From time to time, we are party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party to any legal proceedings that we believe would reasonably be expected to have a materially adverse effect on our business, financial condition or results of operations.

Item 4.        Mine safety disclosures

Not applicable.

PART II

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The following table sets forth, for the periods indicated, the high and low reported sales price of our common stock. Since March 27, 2003 our common stock has been quoted on the Over-the-Counter Bulletin Board. Our common stock is quoted under the symbol “HPTO.”

	Fiscal 2014 *		Fiscal 2013 *
Quarter	High	Low	High	Low
First	$0.38	$0.20	$0.63	$0.26
Second	$0.26	$0.10	$0.74	$0.27
Third	$0.16	$0.09	$0.56	$0.31
Fourth	$0.16	$0.09	$0.60	$0.35

* The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

On March 25, 2015 there were approximately 143 holders of record of our common stock. Between January 1, 2015 and March 25, 2015 the high and low reported sales price of our common stock was $0.25 and $0.13, respectively, and on March 25, 2015 the closing price of our common stock was $0.19.

Dividends

We have never declared or paid dividends on our common stock, nor do we anticipate paying any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the operations and expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon the earnings, financial condition, operating results, capital requirements and other factors as deemed necessary by the Board of Directors.

Unregistered Sales of Equity Securities

During the three-month period ended December 31, 2014, restricted stock awards for an aggregate 2,220,000 shares of common stock, at a weighted average award date fair market value of $0.14 per share, were awarded to certain non-executive employees. The grant of such restricted stock awards was not registered under the Securities Act of 1933, because the restricted stock awards were offered and sold in a transaction not involving a public offering, exempt from registration under the Securities Act pursuant to section 4(2).

On January 7, 2014, we entered into a securities purchase agreement with a limited number of “accredited investors” (within the meaning of Rule 501 promulgated under the Securities Act of 1933, as amended (the “Securities Act”)), pursuant to which we issued and sold for cash an aggregate of 11,299,999 shares of our common stock at a purchase price of $0.30 per share. We also issued warrants to the investors for no additional consideration to purchase an aggregate 5,650,001 shares of common stock at an exercise price of $0.40 per share from January 7, 2014 through January 7, 2019. We received cash proceeds of $3,390,000 from this placement. We offered and sold our shares and warrants without registration under the Securities Act pursuant to Section 4(2) of the Securities Act and in reliance on Rule 506 of Regulation D promulgated thereunder.

Stock Repurchase Program

On January 8, 2008, our Board of Directors authorized a program to repurchase up to $1,000,000 of our outstanding common stock. Under terms of the program, we are not obligated to repurchase any specific number of shares and the program may be suspended or terminated at management’s discretion. We made no repurchases of our outstanding common stock during either of the years ended December 31, 2014 or 2013.

Item 6. Selected Financial Data

Not applicable for smaller reporting companies.

Item 7.                  Management’s Discussion and Analysis of Financial Condition and Results of Operations

We are developers of software productivity products for mobile devices such as tablets and smartphones, and application publishing software solutions. Our newest product, which is called hopTo, will be marketed to both consumers and businesses. hopTo will provide mobile end-users with a productivity workspace for their mobile devices that will allow users to manage, share, view, and edit their documents, regardless of where they are stored. We launched the first public release of hopTo through Apple’s App Store on April 15, 2013 and the first commercial version of hopTo on November 14, 2013. This release was targeted at Apple’s tablet devices, the iPad and the iPad Mini. Future releases will be targeted at other devices such as Apple’s iPhone, as well as competing devices such as those based on Google’s Android platform. From the initial launch through 2014, we made hopTo available for free. On November 10, 2014, we launched the first version of hopTo Work, a version of the hopTo workspace made available to businesses for a fee. hopTo Work expands upon the core capabilities of hopTo by providing mobile access to applications that businesses rely on for their daily operations.

In addition to hopTo, we also sell a family of products under the brand name GO-Global, which is a software application publishing business and is our sole revenue source at this time. GO-Global is an application access solution for use and/or resale by independent software vendors (“ISVs”), corporate enterprises, governmental and educational institutions, and others, who wish to take advantage of cross-platform remote access and Web-enabled access to their existing software applications, as well as those who are deploying secure, private cloud environments.

Over the years, we’ve also made significant investments in intellectual property (“IP”). We have filed many patents designed to protect the new technologies embedded in hopTo, and we plan to continue to aggressively invest in the creation and protection of new IP as we continue to develop hopTo and other products.

The following discussion should be read in conjunction with the consolidated financial statements and related notes provided in Item 8 “Financial Statements and Supplementary Data” in this Annual Report on Form 10-K.

Critical Accounting Policies.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period(s) being reported upon. Estimates are used for, but not limited to, the amount of stock-based compensation expense, the warrants liability, the amount of capitalized software development costs, the allowance for doubtful accounts, the estimated lives, valuation, and amortization of intangible assets (including capitalized software), depreciation of long-lived assets, post-employment benefits, and accruals for liabilities and taxes. While we believe that such estimates are fair, actual results could differ materially from those estimates.

Revenue Recognition

We market and license our products indirectly through channel distributors, ISVs, VARs (collectively “resellers”) and directly to corporate enterprises, governmental and educational institutions and others. Our product licenses are perpetual. We also separately sell maintenance contracts (which are comprised of license updates and customer service access), and other products and services.

Software license revenues are recognized when:

●

Persuasive evidence of an arrangement exists (i.e., when we sign a non-cancelable license agreement wherein the customer acknowledges an unconditional obligation to pay, or upon receipt of the customer’s purchase order), and

●

Delivery has occurred or services have been rendered and there are no uncertainties surrounding product acceptance (i.e., when title and risk of loss have been transferred to the customer, which generally occurs when the media containing the licensed program(s) is provided to a common carrier or, in the case of electronic delivery, when the customer is given access to the licensed programs), and

●	The price to the customer is fixed or determinable, as typically evidenced in a signed non-cancelable contract, or a customer’s purchase order, and
●	Collectability is probable. If collectability is not considered probable, revenue is recognized when the fee is collected.

Revenue recognized on software arrangements involving multiple deliverables is allocated to each deliverable based on vendor-specific objective evidence (“VSOE”) or third party evidence of the fair values of each deliverable; such deliverables include licenses for software products, maintenance, private labeling fees, and customer training. We limit our assessment of VSOE for each deliverable to either the price charged when the same deliverable is sold separately, or the price established by management having the relevant authority to do so, for a deliverable not yet sold separately.

If sufficient VSOE of fair value does not exist, so as to permit the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered. If VSOE of the fair value does not exist, and the only undelivered element is maintenance, then we recognize revenue on a ratable basis. If VSOE of the fair value of all undelivered elements exists but does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Certain resellers (“stocking resellers”) purchase product licenses that they hold in inventory until they are resold to the ultimate end user (an “inventory stocking order”). At the time that a stocking reseller places an inventory stocking order, we do not ship any product licenses to them, rather, the stocking reseller’s inventory is credited with the number of licenses purchased and the stocking reseller can resell (issue) any number of licenses from their inventory at any time. Upon receipt of an order to issue one or more licenses from a stocking reseller’s inventory (a “draw down order”), we will ship the license(s) in accordance with the draw down order’s instructions. We defer recognition of revenue from inventory stocking orders until the underlying licenses are sold and shipped to the end user, as evidenced by the receipt and fulfillment of the stocking reseller’s draw down order, assuming all other revenue recognition criteria have been met.

There are no rights of return granted to resellers or other purchasers of our software products.

We recognize revenue from maintenance contracts ratably over the related contract period, which generally ranges from one to five years.

All of our software licenses are sold in U.S. dollars.

Deferred Rent

The lease for our office in Campbell, California, which includes the amendment for the new space we occupied on February 1, 2014, contains free rent and predetermined fixed escalations in our minimum rent payments. We recognize rent expense related to this lease on a straight-line basis over the term of the lease. We record any difference between the straight-line rent amounts and amounts payable under the lease as part of deferred rent in current or long-term liabilities, as appropriate.

Incentives that we received pursuant to the amended lease agreement are recognized on a straight-line basis as a reduction to rent over the term of the lease. We record the unamortized portion of these incentives as a part of deferred rent in current or long-term liabilities, as appropriate.

Post-employment Benefits (Severance Liability)

Nonretirement postemployment benefits, including salary continuation, supplemental unemployment benefits, severance benefits, disability-related benefits and continuation of benefits such as health care benefits, are recognized as a liability and a loss when it is probable that the employee(s) will be entitled to such benefits and the amount can be reasonably estimated. The cost of termination benefits recognized as a liability and an expense includes the amount of any lump-sum payments and the present value of any expected future payments. During the years ended December 31, 2014 and 2013 we recorded $48,100 and $75,700 of severance expense, respectively as a result of a separation and release agreement we entered into with a former vice president-level employee (See Note 6). An aggregate $0 and $62,900 is reported as a severance liability at December 31, 2014 and 2013, respectively.

Long-Lived Assets

Long-lived assets, which consist primarily of capitalized software, are assessed for possible impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, whenever we have committed to a plan to dispose of the assets or, at a minimum, annually. Typically, for long-lived assets to be held and used, measurement of an impairment loss is based on the fair value of such assets, with fair value being determined based on appraisals, current market value, comparable sales value, and undiscounted future cash flows, among other variables, as appropriate. Assets to be held and used that are affected by an impairment loss are depreciated or amortized at their new carrying amount over their remaining estimated life; assets to be sold or otherwise disposed of are not subject to further depreciation or amortization.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts that reflects our best estimate of potentially uncollectible trade receivables. The allowance is based on assessments of the collectability of specific customer accounts and the general aging and size of the accounts receivable. We regularly review the adequacy of our allowance for doubtful accounts by considering such factors as historical experience, credit worthiness, and current economic conditions that may affect a customer’s ability to pay. We specifically reserve for those accounts deemed uncollectible. We also establish, and adjust, a general allowance for doubtful accounts based on our review of the aging and size of our accounts receivable. The following table sets forth the details of the Allowance for Doubtful Accounts for the years ended December 31, 2014 and 2013:

	Beginning Balance	Charge Offs	Recoveries	Provision	Ending Balance
2014	$42,000	$—	—	$(9,400)	$32,600
2013	33,900	—	—	8,100	42,000

Software Development Costs

We capitalize software development costs incurred from the time technological feasibility of the software is established until the time the software is available for general release, in accordance with accounting principles generally accepted in the United States (“GAAP”). Research and development costs and other computer software maintenance costs related to the software development are expensed as incurred. Upon the establishment of technological feasibility, related software development costs are capitalized. Such capitalized costs are subsequently amortized as costs of revenue over the shorter of three years or the remaining estimated useful life of the product. Software development costs, and amortization of such costs, are discussed further under “– Results of Operations – Costs of Revenue.”

Stock-Based Compensation

We apply the fair value recognition provisions of the Financial Accounting Standards Board (FASB) Codification Subtopic (ASC) 718-10, “Compensation – Stock Compensation.” We estimated the fair value of each option grant made during the years ended December 31, 2014 and 2013 on the date of grant using a binomial model, with the assumptions set forth in the following table:

	2014	2013
Estimated volatility	96% - 126%	113% - 125%
Annualized forfeiture rate	0% - 6.40%	5.34% - 10.02%
Expected option term (years)	10.00	10.00
Estimated exercise factor	1.5-15	6.5-15
Approximate risk-free interest rate	0.21 – 1.06%	2.71 – 2.74%
Expected dividend yield	—	—

In estimating our stock price volatility for grants awarded during the years ended December 31, 2014 and 2013, we analyzed our historic volatility over a period of time equal in length to the expected option term for the option being issued. For grants made to newly hired employees the period of time over which we analyzed our historic volatility ended on the last day of the quarter during which the new employee was hired. We derived an annualized forfeiture rate by analyzing our historical forfeiture data, including consideration of the impact of certain non-recurring events, such as reductions in our work force. Our estimates of the expected option term and the estimated exercise factor were derived from our analysis of historical data and future projections. The approximate risk-free interest rate was based on the implied yield available on U. S. Treasury issues with remaining terms equivalent to our expected option term. We believe that each of these estimates is reasonable in light of the data we analyzed. However, as with any estimate, the ultimate accuracy of these estimates is only verifiable over time.

During 2014, we awarded 4,369,500 shares of restricted common stock to employees, and 2,500 to consultants. The valuation of the restricted common stock awards was based on the closing fair market value of our common stock on the grant date. For the awards made to employees, such fair market value ranged from $0.11 to $0.34 per share, and for the awards made to consultants, such fair market value at $0.20 per share.

During 2014, we granted 2,399,999 options to purchase common stock to three of our directors and our Chief Executive Officer at a weighted average exercise price of $0.16 per share, and 50,000 shares to employees at an exercise price of $0.13 per share. We repriced stock options of 300,000 shares from an exercise price of $0.37 per share to $0.16 per share and 700,000 shares from $0.37 per share to $0.12 per share for two directors.

During 2013, we awarded 1,745,000 shares of restricted common stock to employees, and 122,500 to consultants. The valuation of the restricted common stock awards was based on the closing fair market value of our common stock on the grant date. For the awards made to employees, such fair market value ranged from $0.30 to $0.59 per share, and for the awards made to consultants, such fair market value ranged from $0.34 to $0.56 per share.

During 2013, we granted 700,000 options to purchase common stock to one of our directors at an exercise price of $0.37 per share, and 23,000 to an employee at an exercise price of $0.45 per share.

The following table illustrates the non-cash stock-based compensation expense recorded, net of amounts capitalized, during the years ended December 31, 2014 and 2013 by income statement classification:

	2014	2013
Cost of revenue	$6,500	$5,300
Selling and marketing expense	73,000	180,600
General and administrative expense	437,800	331,300
Research and development expense	75,700	281,000
	$593,000	798,200

Fair Value of Financial Instruments

The fair value of the Company’s accounts receivable, accounts payable and other current liabilities approximate their carrying amounts due to the relative short maturities of these items.

The fair value of the Company’s warrants are determined in accordance with FASB ASC 820, “Fair Value Measurement,” which establishes a fair value hierarchy that prioritizes the assumptions (inputs) to valuation techniques used to price assets or liabilities that are measured at fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The guidance for fair value measurements requires that assets and liabilities measured at fair value be classified and disclosed in one of the following categories:

●	Level 1: Defined as observable inputs, such as quoted (unadjusted) prices in active markets for identical assets or liabilities.

●

Level 2: Defined as observable inputs other than quoted prices included in Level 1. This includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●

Level 3: Defined as unobservable inputs to the valuation methodology that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

As of December 31, 2014 and 2013, all of the Company’s $647,300 and $979,800 Warrants Liability reported at fair value, respectively, was categorized as Level 3 inputs (see Note 8).

Concentration of Credit Risk

Financial instruments, which potentially subject us to concentration of credit risk, consist principally of cash and trade receivables. We place cash and, when applicable, cash equivalents, with high quality financial institutions and, by policy, limit the amount of credit exposure to any one financial institution. As of December 31, 2014, we had approximately $1,316,600 of cash with financial institutions in excess of FDIC insurance limits. As of December 31, 2013, the Company had approximately $2,215,300 of cash with financial institutions in excess of FDIC insurance limits.

For the years ended December 31, 2014 and December 31, 2013, the Company considered the following to be its most significant customers:

	2014		2013
Customer	% Sales	% Accounts Receivable	% Sales	% Accounts Receivable
Thermo LabSystems	4.4%	6.8%	3.2%	2.4%
Centric Systems	4.3%	3.2%	3.4%	6.4%
GAD eG	3.1%	0.0%	5.1%	0.0%
Ericsson	2.8%	1.0%	6.2%	3.4%
G E	30.2%	66.9%	7.6%	14.2%
IDS LLC	4.2%	0.4%	5.9%	5.2%
Alcatel-Lucent	4.1%	4.0%	8.5%	19.9%
Elosoft	5.7%	6.9%	6.7%	13.3%
Total	58.80%	89.20%	46.60%	64.80%

Results of Operations

Set forth below is statement of operations data for the years ended December 31, 2014 and 2013 along with the dollar and percentage changes from 2013 to 2014 in the respective line items.

	Year Ended December 31,		Increase (Decrease)
Revenue	2014	2013	Dollars	Percentage
Software licenses	$2,725,100	$2,969,300	$(244,200)	(8.2)%
Software service fees	2,708,300	2,874,700	(166,400)	(5.8)%
Other	120,000	45,000	75,000	166.7%
Total Revenue	5,553,400	5,889,000	(335,600)	(5.7)%

Cost of revenue
Software service costs	203,200	301,600	(98,400)	(32.6)%
Software product costs	250,200	207,000	43,200	20.9%
Total Cost of revenue	453,400	508,600	(55,200)	(10.9)%
Gross profit	5,100,000	5,380,400	(280,400)	(5.2)%

Operating expenses
Selling and marketing	2,069,700	2,441,400	(371,700)	(15.2)%
General and administrative	3,333,800	3,083,200	250,600	8.1%
Research and development	4,911,400	4,999,900	(88,500)	(1.8)%
Total Operating expenses	10,314,900	10,524,500	(209,600)	(2.0)%
Loss from operations	(5,214,900)	(5,144,100)	(70,800)	1.4%

Other income (expense)
Change in fair value of warrants liability	1,624,300	1,406,000	218,300	15.5%
Interest and other income	1,100	1,900	(800)	(42.1)%
Interest and other expense	(1,300)	(2,000)	700	(35.0)%
Total other income (expense)	1,624,100	1,405,900	218,200	15.5%
Loss from operations before provision for income tax	(3,590,800)	(3,738,200)	147,400	(3.9)%
Provision for income taxes	3,100	7,800	(4,700)	(60.3)%
Net loss	$(3,593,900)	$(3,746,000)	$152,100	(4.1)%

Revenue

Software Licenses

The table that follows summarizes software licenses revenue for the years ended December 31, 2014 and 2013, and calculates the change in dollars and percentage from 2013 to 2014 in the respective line item.

	Year Ended December 31,		Increase (Decrease)
Software licenses	2014	2013	Dollars	Percentage
Windows	$2,138,600	$2,131,400	$7,200	0.3%
UNIX/Linux	586,500	837,900	(251,400)	(30.0	) %
Total	$2,725,100	$2,969,300	$(244,200)	(8.2	) %

Our software revenue is currently entirely related to our GO-Global product line, and historically has been primarily derived from product licensing fees and service fees from maintenance contracts. The majority of this revenue has been earned, and continues to be earned, from a limited number of significant customers, most of whom are resellers. Many of our resellers purchase software licenses that they hold in inventory until they are resold to the ultimate end user (a “stocking reseller”). We defer recognition of revenue from these sales (on our Consolidated Balance Sheet under the caption “Deferred Revenue”) until the stocking reseller sells the underlying software licenses to the ultimate end user. Consequently, if any of our significant stocking resellers materially change the rate at which they resell our software licenses to the ultimate end user, our software licenses revenue could be materially impacted.

When a software license is sold directly to an end user by us, or by one of our resellers who does not stock licenses into inventory, revenue is recognized immediately upon shipment, assuming all other criteria for revenue recognition are met. Consequently, if any significant end user customer substantially changes its order level, or fails to order during the reporting period, whether the order is placed directly with us or through one of our non-stocking resellers, our software licenses revenue could be materially impacted.

Almost all stocking resellers maintain inventories of our Windows products; few stocking resellers maintain inventories of our UNIX products.

The increase in Windows software licenses revenue for the year ended December 31, 2014, as compared with the prior year, was primarily due to higher aggregate revenue derived from our stocking resellers and OEM/ISV partners.

Software licenses revenue from our UNIX/Linux products decreased during 2014, as compared with 2013, primarily due to lower aggregate revenue from our resellers and end users, particularly our European telecommunications customers. During the second half of 2013, we learned that one of our significant European telecommunications customers, Ericsson, would no longer be ordering product or new maintenance contracts from us as current technology would no longer utilize GO-Global. We anticipate receiving a small amount of maintenance renewals from them while their customers ultimately upgrade from their legacy products to their new technology. Ericsson accounted for 2.8% and 6.2% of our revenues in 2014 and 2013, respectively.

We expect aggregate GO-Global software license revenue in 2015 to be modestly lower than 2014 levels due to lower aggregate revenue from our stocking resellers including the impact of the large stocking order described below -- “Liquidity and Capital Resources” and our European telecommunications customers. At the same time, we will seek to improve cash flow from the GO-Global business through cost control and other measures.

Software Service Fees

The table that follows summarizes revenue recognized derived from software service fees for the years ended December 31, 2014 and 2013, and calculates the changes in dollars and percentage from 2013 to 2014 in the respective line item.

	Year Ended December 31,		Increase (Decrease)
Software service fees	2014	2013	Dollars	Percentage
Windows	$1,930,400	$1,981,000	$(50,600)	(2.6)%
UNIX/Linux	777,900	893,700	(115,800)	(13.0)%
Total	$2,708,300	$2,874,700	$(166,400)	(5.8)%

The decrease in software service fees revenue attributable to our Windows products during 2014, as compared with 2013, was primarily due to a greater percentage of renewal maintenance contract billings occurring in the second half of 2014 as compared to 2013, resulting in a higher percentage of revenue from these billings being deferred into 2015. Total maintenance contract billings for our Windows products showed a modest increase in 2014 over 2013.

The decrease in service fees revenue attributable to our UNIX products for 2014, as compared with 2013, was primarily the result of the lower level of our UNIX product sales throughout the current and prior year and a decrease in maintenance contract renewals. The majority of this decrease was attributable to our European telecommunications customers, including Ericsson, as discussed above.

We expect that software service fees for 2015 will modestly decrease from those for 2014, as we expect to see continued decreases in Unix maintenance contracts that will mostly be offset by continued strength in Windows maintenance contracts.

Other

The increase in other revenue for 2014, as compared with 2013, was primarily due to increased professional services activity for the development of custom enhancements provided to a number of our GO-Global ISV partners. While the demand for such custom enhancements is possible in the future, it cannot be reliably forecasted.

Costs of Revenue

Cost of revenue is comprised primarily of software service costs, which represent the costs of customer service. Also included in cost of revenue are software product costs, which are primarily comprised of the amortization of capitalized software development costs and costs associated with licenses to third party software included in our product offerings. We incur no significant shipping or packaging costs as virtually all of our deliveries are made via electronic means over the Internet.

Research and development costs for new product development, after technological feasibility is established, are recorded as “capitalized software” on our Consolidated Balance Sheet. Such capitalized costs are subsequently amortized to cost of revenue as a component of software product costs over the shorter of three years or the remaining estimated life of the products so capitalized. We capitalized $16,500 and $546,300 of software development costs during 2014 and 2013, respectively. Such costs were incurred in the development of hopTo, and were primarily comprised of employee costs and the cost of licenses to third party software used by hopTo. Amortization related to capitalized software development costs charged to costs of revenue was approximately $227,200 and $150,000 during 2014 and 2013, respectively.

Cost of revenue for the year ended December 31, 2014 decreased by $55,200, or 10.9%, to $453,400 from $508,600 for 2013. Cost of revenue for the years ended December 31, 2014 and 2013 represented approximately 8.2% and 8.6% of total revenue, respectively.

Software Service Costs - Software service costs decreased during 2014, as compared with 2013, as less time was spent on customer service issues, primarily due to the mature state of our GO-Global products. We anticipate that customer service costs will increase in 2015, as compared with 2014, as we release further commercial versions of hopTo and new versions of products within the GO-Global family.

Software Product Costs - The increase in software product costs for 2014, as compared with 2013, was due to amortization of hopTo capitalized software development costs which commenced in November of 2013.

For the reasons outlined above, we expect 2015 costs of revenue to exceed 2014 levels.

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of employee costs (inclusive of non-cash stock-based compensation expense), outside services and travel and entertainment expenses.

Selling and marketing expenses for the year ended December 31, 2014 decreased by $371,700, or 15.2%, to $2,069,700 from $2,441,400 in 2013. Selling and marketing expenses for the years ended December 31, 2014 and 2013 represented approximately 37.3% and 41.5% of total revenue, respectively. During 2014, we enacted several measures aimed at aligning the costs associated of selling and marketing our GO-Global products and hopTo products with the revenues being generated from their sales.

We expect to increase our sales and marketing efforts in 2015 for hopTo Work, and for anticipated GO-Global releases; accordingly, we expect 2015 sales and marketing expenses to exceed 2014 levels.

General and Administrative Expenses. General and administrative expenses primarily consist of employee costs (inclusive of non-cash stock-based compensation expense), amortization and depreciation, legal, accounting, other professional services, rent, travel and entertainment and insurance. Certain costs associated with being a publicly-held corporation are also included in general and administrative expenses, as well as bad debts expense.

General and administrative expenses for the year ended December 31, 2014 increased by $250,600, or 8.1%, to $3,333,800 from $3,083,200 for 2013. General and administrative expenses for the years ended December 31, 2014 and 2013 represented approximately 60.0 % and 52.4 % of total revenue, respectively.

The increase in general and administrative expenses for 2014, as compared with 2013, was primarily due to increased headcount, an increase in allocated executive employee costs, primarily those attributable to our Chief Executive Officer and an increase in rent expense.

Partially offsetting the increase outlined above was decreased costs associated with consultants hired to provide additional resources for our administrative and finance activities, particularly those activities associated with hopTo.

We expect that our 2015 general and administrative costs will exceed those for 2014.

Research and Development Expenses. Research and development expenses consist primarily of employee costs (inclusive of non-cash stock-based compensation expense), payments to contract programmers, all costs of our Israeli subsidiary (GraphOn Research Labs Limited), travel and entertainment for all our engineers, and all rent for our leased engineering facilities.

Research and development expenses, net of amounts capitalized, decreased by $88,500, or 1.8%, to $4,911,400 for the year ended December 31, 2014 from $4,999,900 in the prior year. Research and development expenses for the years ended December 31, 2014 and 2013 represented approximately 88.4% and 84.9% of total revenue, respectively.

During 2014 and 2013, we capitalized $16,500 and $546,300 of software development costs associated with the development of hopTo, respectively, which, had they not met the criteria for capitalization, would have otherwise been expensed.

The decrease in research and development expenses in 2014, as compared with 2013, is due to our efforts to effectively manage expenses through lower headcount and more cost effective engineering consulting contracts and a decrease in allocated executive employee cost primarily attributable to our Chief Executive Officer.

We expect 2015 research and development expenses, net of capitalized software developments costs, to approximate 2014 levels.

Change in Fair Value of Warrants Liability. During 2014 and 2013, we recognized a net change of $1,624,300 and $1,406,000 respectively, in the aggregate fair value of the warrant liability, net of amounts reclassified to equity (See Note 8 to Notes to Consolidated Financial Statements).

The change in fair value of warrants liability was approximately 29.2% and 23.9% of total revenues for the years ended December 31, 2014 and 2013, respectively.

Income Taxes. For the years ended December 31, 2014 and 2013, we recorded a current tax provision of approximately $3,100 and $7,800, respectively. At December 31, 2014, we had approximately $56.0 million of federal net operating loss carryforwards, which will begin to expire in 2018. Also at December 31, 2014, we had approximately $7.3 million of California state net operating loss carryforwards available to reduce future taxable income, which will begin to expire in 2014. During the years ended December 31, 2014 and 2013, we did not utilize any of our federal and California net operating losses and have recorded a full valuation allowance against each of them.

At December 31, 2014, we had approximately $1.0 million of federal research and development tax credits, for which a full valuation allowance has been provided. Such tax credits will begin to expire in 2018.

Net Loss. As a result of the foregoing items, we reported a net loss of $3,593,900 for the year ended December 31, 2014, as compared with a net loss of $3,746,000 for 2013.

Liquidity and Capital Resources

Our reported net loss of $3,593,900 in 2014 included three significant non-cash items: depreciation and amortization of $385,000, which was primarily related to amortization of our capitalized software development costs; stock-based compensation expense of $593,000; and a gain in the change in value of our warrants liability of $1,624,300.

We invested $50,600 in capital expenditures during 2014, primarily related to our new products development team in Campbell, California.

In Q4 of 2014, we disclosed that we had received a $1.5 million stocking order for GO-Global products and services from one of our ISV stocking resellers. This stocking order had no impact to revenue in 2014, and as with all stocking orders, revenue for this order will be recognized as the products and services are delivered to the reseller’s end users. This stocking order was paid in full in January 2015.

We are aggressively looking at ways to improve our revenue stream through the development, marketing and sale of new products. We have also streamlined our GO-Global operations in order to align its cost structure with its sales. Should business combination opportunities present themselves to us, and should such opportunities appear to make financial sense and add value for our shareholders, we will consider those opportunities.

We believe that as a result of the expected introduction of new products slated for 2015, our revenue will increase. During 2015, we expect to continue to prioritize the investment of our resources into the development of various new products, and we expect that certain of these investments may ultimately be capitalized as software development costs. Further, due to our expected investments in new products and continued investments in intellectual property, we expect our cash outflow from operations to increase. Based on our cash on hand as of December 31, 2014, the payment for the $1.5 million GO-Global stocking order in January 2015, the anticipation of continued revenue from our legacy GO-Global business, and the anticipation of revenue from our hopTo Work product, we believe that we will have sufficient liquidity to support our operational plans for the next twelve months; however; implementation of our business plans for hopTo Work for the next twelve months will require capital from issuances of debt or equity, or significant revenue from our recently launched hopTo Work product.

There can be no assurance of new revenue from new or existing product lines or additional capital from debt or equity issuances.  In addition, issuances of new capital stock would dilute existing stockholders and may give the purchasers of new capital stock additional rights, preferences and privileges relative to existing stockholders.  There can be no assurance that additional capital necessary for full execution of our hopTo business strategy will be available on a timely basis, on reasonable terms or at all.

Cash

As of December 31, 2014, cash was $1,557,100 as compared with $2,430,700 as of December 31, 2013. The main reason for the decrease in cash was the net loss of $3,593,900, which primarily included the costs resulting from the growth of our new products development team, including employee costs, recruitment fees, consultants, equipment and facilities.

Accounts Receivable, net

At December 31, 2014 and 2013, we had $2,211,300 and $811,700, respectively, in accounts receivable, net of allowances totaling $32,600 and $42,000, respectively. The increase in net accounts receivable was a primarily due to a $1.5 million stocking order from one of our GO-Global ISV stocking resellers. From time to time we could have individually significant accounts receivable balances due us from one or more of our significant customers. If the financial condition of any of these significant customers should deteriorate, our operating results could be materially affected.

Stock Repurchase Program

During January 2008, our Board of Directors approved a stock repurchase program. Under this program, up to $1,000,000 may be used in repurchasing our stock; however, we are not obligated to repurchase any specific number of shares and the program may be suspended or terminated at our discretion. We did not repurchase any shares under this plan during either 2014 or 2013, and as of December 31, 2014, $782,500 remains available for stock repurchases.

Working Capital

As of December 31, 2014, we had current assets of $3,866,500 and current liabilities of $3,898,000, which netted to a working capital deficit of ($31,500). Included in current liabilities was the current portion of deferred revenue of $2,859,300.

Commitments and contingencies

The following table discloses our contractual commitments for future periods, which consist entirely of leases for office space and is inclusive of our contractual commitments for our Campbell, California office, including the commitments under the lease amendment. The table assumes that we will occupy all currently leased facilities for the full term of each respective lease:

Year Ending December 31,
2015	$450,600
2016	464,200
2017	478,100
2018	366,600
$1,759,500

Rent expense aggregated approximately $447,940 and $288,000 for the years ended December 31, 2014 and 2013, respectively.

Recent Accounting Pronouncements

In August 2014, FASB issued Accounting Standards Update (“ASU”) No. 2014-15 “Preparation of Financial Statements - Going Concern (Subtopic 205-40)”. Under U.S. GAAP, continuation of a reporting entity as a going concern is presumed as the basis for preparing financial statements unless and until the entity's liquidation becomes imminent. Preparation of financial statements under this presumption is commonly referred to as the going concern basis of accounting. If and when an entity's liquidation becomes imminent, financial statements should be prepared under the liquidation basis of accounting in accordance with Subtopic 205-30, Presentation of Financial Statements-Liquidation Basis of Accounting. Even when an entity's liquidation is not imminent, there may be conditions or events that raise substantial doubt about the entity's ability to continue as a going concern. In those situations, financial statements should continue to be prepared under the going concern basis of accounting, but the amendments in the update should be followed to determine whether to disclose information about the relevant conditions and events. The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We will evaluate the going concern considerations in this ASU, however, at the current period, we do not believe that the Company has met conditions which would subject its consolidated financial statements to additional disclosure.

In June 2014, FASB issued ASU No. 2014-12 “Compensation – Stock Compensation (Topic 718)” (“ASU 2014-12”). The objective of ASU 2014-12 is to resolve the diverse accounting treatment being applied in practice by reporting entities in the accounting for share-based payment awards that require a specific performance target to be achieved in order for employees to become eligible to vest in the awards, particularly those awards whose terms may provide that the performance target could be achieved after the employee completes the requisite service period. That is, the employee would be eligible to vest in the award regardless of whether the employee is rendering service on the date the performance target is achieved. ASU 2014-12 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015, and earlier adoption is permitted. The share-based payment awards we currently have outstanding which have performance targets do not contain clauses wherein the performance target could be achieved after the employee completes the requisite service period; accordingly, adoption of ASU 2014-12 did not have a material impact on our results of operations, cash flows or financial position.

In May 2014, FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 is the end result of a joint project initiated by FASB and the International Accounting Standards Board (“IASB”). IASB is the body that sets International Financial Reporting Standards (“IFRS”). The goal of FASB’s and IASB’s joint project was to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and under IFRS. Specifically, ASU 2014-09:

1.	Removes inconsistencies and weaknesses in revenue requirements.

2.	Provides a more robust framework for addressing revenue issues.

3.	Improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets.

4.	Provides more useful information to users of financial statements through improved disclosure requirements.

5.	Simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer.

The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within such annual period. Early adoption is not permitted. We are currently evaluating this ASU in order to determine whether or not its adoption will have a material impact on our results of operations, cash flows or financial position.

In April 2014, FASB issued ASU No. 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360)” (“ASU 2014-08”). The objective of ASU 2014-08 is to address issues in Subtopic 205-20, “Presentation of Financial Statements – Discontinued Operations”, that give rise to complexity and difficulties in practice. Generally, ASU 2014-08 is effective for discontinued operations that occur within annual periods beginning on or after December 31, 2014, and interim periods within those years. Early adoption is permitted, but only for discontinued operations that have not been reported in financial statements previously issued or available for issuance. We currently have no discontinued operations to report; consequently, adoption of ASU 2014-08 did not have a material impact on our results of operations, cash flows or financial position.

In July 2013, FASB issued ASU No. 2013-11 “Income Taxes (Topic 740)” (ASU 2013-11). The objective of ASU 2013-11 is to provide explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. FASB recognized that there was inconsistency in how previous guidance in this topic was applied in practice, thus; the objective of ASU 2013-11 is to eliminate the diversity of how previous guidance was applied. As the amendments in ASU 2013-11 do not require new recurring disclosures, rather, they are aimed at creating consistency in how previous guidance is applied, we do not believe that adoption of ASU 2013-11, which will become effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, will have a material impact on our results of operations, cash flows or financial position.

In February 2013, FASB issued ASU No. 2013-02 “Other Comprehensive Income” (ASU 2013-02). The objective of ASU 2013-02 is to improve the reporting of reclassifications out of other comprehensive income. This objective is reached by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. ASU 2013-02 is effective and is to be applied prospectively to reporting periods beginning after December 15, 2012. We currently have no amounts that meet the criteria to be reclassified; accordingly, the adoption of ASU 2013-02 did not have any impact on our results of operations, cash flows or financial position. Comprehensive loss equals net loss for each of the years ended December 31, 2013 and 2012, respectively.

Item 7A.              Quantitative and Qualitative Disclosures About Market Risk

Not applicable for smaller reporting companies.

Item 8.                 Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of hopTo Inc.

We have audited the accompanying consolidated balance sheets of hopTo Inc. and subsidiaries (the “Company”) as of December 31, 2014 and 2013 and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of hopTo Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Macias Gini & O’Connell LLP

Walnut Creek, California

March 31, 2015

hopTo Inc.

Consolidated Balance Sheets

	As of December 31,
Assets	2014	2013
Current Assets:
Cash	$1,557,100	$2,430,700
Accounts receivable, net of allowance for doubtful accounts of $32,600 and $42,000, respectively	2,211,300	811,700
Prepaid expenses and other current assets	98,100	43,100
Total Current Assets	3,866,500	3,285,500

Capitalized software development costs, net	408,700	619,400
Property and equipment, net	362,500	302,100
Other assets	139,700	139,900
Total Assets	$4,777,400	$4,346,900

Liabilities and Shareholders’ Equity (Deficit)
Current Liabilities:
Accounts payable	$204,600	$244,600
Accrued expenses	116,200	37,400
Accrued wages	665,700	562,100
Severance liability	—	62,900
Deferred rent	44,500	31,200
Capital lease	7,700	—
Deferred revenue	2,859,300	2,772,900
Total Current Liabilities	3,898,000	3,711,100

Long Term Liabilities:
Warrants liability	647,300	979,800
Deferred revenue	1,652,600	476,200
Capital lease	15,200	—
Deferred rent	158,200	84,600
Total Liabilities	6,371,300	5,251,700

Commitments and contingencies (Note 12)

Shareholders' Equity (Deficit):
Preferred stock, $0.01 par value, 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.0001 par value, 195,000,000 shares authorized, 112,542,217 and 98,510,622 shares issued and outstanding, respectively	11,200	9,800
Additional paid-in capital	74,600,700	71,697,300
Accumulated deficit	(76,205,800)	(72,611,900)
Total Shareholders' Deficit	(1,593,900)	(904,800)
Total Liabilities and Shareholders' Deficit	$4,777,400	$4,346,900

See accompanying notes to consolidated financial statements

hopTo Inc.

Consolidated Statements of Operations

	For the Years Ended December 31,
Revenue	2014	2013
Software licenses	$2,725,100	$2,969,300
Software service fees	2,708,300	2,874,700
Other	120,000	45,000
Total Revenue	5,553,400	5,889,000

Cost of revenue
Software service costs	203,200	301,600
Software product costs	250,200	207,000
Total Cost of Revenue	453,400	508,600

Gross Profit	5,100,000	5,380,400

Operating Expenses
Selling and marketing	2,069,700	2,441,400
General and administrative	3,333,800	3,083,200
Research and development	4,911,400	4,999,900
Total Operating Expenses	10,314,900	10,524,500

Loss from Operations	(5,214,900)	(5,144,100)

Other Income (Expense)
Change in fair value of warrants liability	1,624,300	1,406,000
Interest and other income	1,100	1,900
Interest and other expense	(1,300)	(2,000)
Total other income (expense)	1,624,100	1,405,900
Loss from operations before provision for income tax	(3,590,800)	(3,738,200)
Provision for income tax	3,100	7,800

Net loss	$(3,593,900)	$(3,746,000)

Loss per share – basic and diluted	$(0.03)	$(0.04)
Weighted Average Common Shares Outstanding – Basic and Diluted	111,602,598	90,409,625

See accompanying notes to consolidated financial statements

hopTo Inc.

Consolidated Statements of Shareholders’ Equity (Deficit)

	For the Years Ended December 31,
	2014	2013
Preferred stock - shares outstanding
Beginning balance	—	—
Ending balance	—	—

Common stock - shares outstanding
Beginning balance	98,510,622	82,616,750
Private placement of stock and warrants	11,299,999	—
Employee stock option issuances	256,818	2,464,332
Exercise of warrants	1,000,000	11,772,500
Vesting of restricted stock awards	1,474,778	1,657,040
Ending balance	112,542,217	98,510,622

Common stock – amount
Beginning balance	$9,800	$8,300
Par value of shares issued in private placement	1,200	—
Exercise of employee stock options	—	200
Vesting of restricted stock awards	100	—
Exercise of warrants	100	1,300
Ending balance	$11,200	$9,800

Additional paid-in capital
Beginning balance	$71,697,300	$62,425,400
Stock-based compensation expense	593,000	834,900
Company payment of employee taxes for stock-based compensation	(6,400)	—
Proceeds from exercise of employee stock options	47,800	433,600
Proceeds from exercise of warrants	259,900	2,969,300
Proceeds from private placement of common stock and warrants, net of par value of shares issued	3,388,800	—
Cost of private placement of common stock and warrants	(20,000)	—
Allocation of proceeds from common stock and warrants to warrants liability	(1,356,000)	—
Accretion of compensation expense, net of forfeitures– consultant warrants	(3,600)	40,600
Issuance of new warrants, per exercise agreement	—	514,800
New warrants recorded as cost of Exercise Agreement	—	(514,800)
Reclassification of warrants liability to equity from exercise of warrants	—	602,500
Issuance of new warrants, per Offer to Exercise		45,600
New warrants recorded as cost of Offer to Exercise	—	(45,600)
Reclassification of warrants liability to equity from amendment of warrants	—	4,391,000
Other rounding	(100)	—
Ending balance	$74,600,700	$71,697,300

Accumulated deficit
Beginning balance	$(72,611,900)	$(68,865,900)
Net loss	(3,593,900)	(3,746,000)
Ending balance	$(76,205,800)	$(72,611,900)
Total Shareholders' Deficit	$(1,593,900)	$(904,800)

See accompanying notes to consolidated financial statements

 hopTo Inc.

Consolidated Statements Of Cash Flows

	For the Years Ended December 31,
Cash Flows Provided By (Used In) Operating Activities:	2014	2013
Net loss	$(3,593,900)	$(3,746,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	385,000	330,600
Stock based compensation expense	593,000	798,200
Company payments of employee taxes for stock-based compensation	(6,400)	—
Revenue deferred to future periods	5,421,800	3,808,000
Recognition of deferred revenue	(4,159,000)	(4,050,900)
Change in allowance for doubtful accounts	(9,400)	8,100
Change in fair value of derivative instruments - warrants	(1,624,300)	(1,406,000)
Accretion of warrants liability for consulting services	(64,200)	(10,800)
Accretion of equity warrants for consulting services	(3,600)	40,600
Changes in severance liability	(62,900)	(199,500)
Changes in deferred rent	(19,700)	(38,400)
Changes in operating assets and liabilities:
Accounts receivable	(1,390,200)	46,100
Prepaid expenses and other current assets	(46,600)	107,100
Other long term assets	200	(93,000)
Accounts payable	(101,000)	68,600
Accrued expenses	78,800	23,200
Accrued wages	103,600	(3,200)
Net Cash Used In Operating Activities	(4,498,800)	(4,317,300)
Cash Flows Used In Investing Activities:
Capitalized software development costs	—	(509,600)
Capital expenditures	(50,600)	(107,400)
Net Cash Used In Investing Activities	(50,600)	(617,000)
Cash Flows Provided By (Used In) Financing Activities:
Proceeds from exercise of employee stock options	47,800	433,800
Proceeds from exercise of warrants	260,000	2,970,600
Proceeds from private placement of common stock and warrants	3,390,000	—
Cost associated with private placement of common stock and warrants	(20,000)	—
Payments for capital lease	(2,000)	—
Net Cash Provided By Financing Activities	3,675,800	3,404,400
Net Decrease in Cash	(873,600)	(1,529,900)
Cash, beginning of year	2,430,700	3,960,600
Cash, end of year	$1,557,100	$2,430,700

See accompanying notes to consolidated financial statements

hopTo Inc.

Notes to Consolidated Financial Statements

1. Basis of Presentation

The Company. Our Board of Directors adopted an amendment to our Certificate of Incorporation changing our name from GraphOn Corporation to hopTo Inc. effective September 9, 2013. A Certificate of Amendment of Incorporation was filed with the Delaware Secretary of State implementing the name change. The amendment had been previously approved by our stockholders. Our headquarters are in Campbell, CA.

hopTo Inc., and its subsidiaries (the “Company”) is a developer of software productivity products for mobile devices such as tablets and smartphones, and application publishing software solutions. Its newest product, which is called hopTo, is currently being marketed to consumers and will be marketed to small and medium sized businesses and enterprise level customers under the name hopTo Work. hopTo provides mobile end-users with a productivity workspace for their mobile devices that allows users to manage, share, view, and edit their documents, regardless of where they are stored. The Company launched the first public release of hopTo through Apple’s App Store on April 15, 2013. This release was targeted at Apple’s tablet devices, the iPad and the iPad Mini. The Company also launched the first commercial version of hopTo through Apple’s App Store on November 14, 2013. On November 10, 2014, we launched the first version of hopTo Work, a version of the hopTo workspace made available to businesses for a fee. hopTo Work expands upon the core capabilities of hopTo by providing mobile access to applications that businesses rely on for their daily operations. Future releases will be targeted at other devices such as Apple’s iPhone, as well as competing devices such as those based on Google’s Android platform.

In addition to hopTo, the Company also sells a family of products under the brand name GO-Global, which is a software application publishing business and is the Company’s sole revenue source at this time. GO-Global is an application access solution for use and/or resale by independent software vendors (“ISVs”), corporate enterprises, governmental and educational institutions, and others, who wish to take advantage of cross-platform remote access and Web-enabled access to their existing software applications, as well as those who are deploying secure, private cloud environments.

Over the years, the Company has also made significant investments in intellectual property (“IP”). It has filed many patents designed to protect the new technologies embedded in hopTo. The Company plans to continue to aggressively invest in the creation and protection of new IP as it continues to develop hopTo, hopTo Work, and other products.

The Company’s operations have historically been conducted and reported in two segments, GO-Global and hopTo, each representing a specific product line.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates. The consolidated financial statements include the accounts of hopTo Inc. and its subsidiaries (collectively, “we”, “us”, “our”, or “Company”); significant intercompany accounts and transactions are eliminated upon consolidation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include: the amount of stock-based compensation expense; the allowance for doubtful accounts; the estimated lives, valuation and amortization of intangible assets (including capitalized software); depreciation of long-lived assets; valuation of warrants; post-employment benefits; and accruals for liabilities and taxes. While the Company believes that such estimates are fair, actual results could differ materially from those estimates.

Cash Equivalents. The Company considers all highly liquid investments purchased with remaining maturities of three months or less to be cash equivalents. The Company had no cash equivalents at either December 31, 2014 or 2013.

Property and Equipment. Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, between three and seven years. Amortization of leasehold improvements is calculated using the straight-line method over the lesser of the lease term or useful lives of the respective assets, between three and seven years.

Shipping and Handling. Shipping and handling costs are included in cost of revenue for all periods presented.

Software Development Costs. Under the criteria set forth in Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) 985-20, “Costs of Software to be Sold, Leased or Marketed,” development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility, in the form of a working model, has been established, at which time such costs are capitalized until the product is available for general release to customers. Such capitalized costs are subsequently amortized as costs of revenue over the shorter of three years or the remaining estimated useful life of the product. The Company capitalized $16,500 and $546,300 of costs meeting the criteria incurred during 2014 and 2013, respectively.

Revenue Recognition. The Company markets and licenses products indirectly through channel distributors, independent software vendors (“ISVs”), value-added resellers (“VARs”) (collectively “resellers”) and directly to corporate enterprises, governmental and educational institutions and others. Its product licenses are perpetual. The Company also separately sells intellectual property licenses, maintenance contracts (which are comprised of license updates and customer service access), and other products and services.

Software license revenues are recognized when:

●

Persuasive evidence of an arrangement exists (i.e., when the Company signs a non-cancelable license agreement wherein the customer acknowledges an unconditional obligation to pay, or upon receipt of the customer’s purchase order) and

●

Delivery has occurred or services have been rendered and there are no uncertainties surrounding product acceptance (i.e., when title and risk of loss have been transferred to the customer, which generally occurs when the media containing the licensed program(s) is provided to a common carrier or, in the case of electronic delivery, when the customer is given access to the licensed programs), and

●	The price to the customer is fixed or determinable, as typically evidenced in a signed non-cancelable contract, or a customer’s purchase order, and
●	Collectability is probable. If collectability is not considered probable, revenue is recognized when the fee is collected.

Revenue recognized on software arrangements involving multiple deliverables is allocated to each deliverable based on vendor-specific objective evidence (“VSOE”) or third party evidence of the fair values of each deliverable; such deliverables include licenses for software products, maintenance, private labeling fees, or customer training. The Company limits its assessment of VSOE for each deliverable to either the price charged when the same deliverable is sold separately or the price established by management having the relevant authority to do so, for a deliverable not yet sold separately.

If sufficient VSOE of fair value does not exist, so as to permit the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered. If VSOE of the fair value does not exist and the only undelivered element is maintenance, then we recognize revenue on a ratable basis. If VSOE of the fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Certain resellers (“stocking resellers”) purchase product licenses that they hold in inventory until they are resold to the ultimate end-user (an “inventory stocking order”). At the time that a stocking reseller places an inventory stocking order, no product licenses are shipped by the Company to the stocking reseller, rather, the stocking reseller’s inventory is credited with the number of licenses purchased and the stocking reseller can resell (issue) any number of licenses from their inventory at any time. Upon receipt of an order to issue one or more licenses from a stocking reseller’s inventory (a “draw down order”), the Company will ship the licenses(s) in accordance with the draw down order’s instructions. The Company defers recognition of revenue from inventory stocking orders until the underlying licenses are sold and shipped to the end user, as evidenced by the receipt and fulfillment of the stocking reseller’s draw down order, assuming all other revenue recognition criteria have been met.

There are no rights of return granted to purchasers of the Company’s software products.

Revenue is recognized from maintenance contracts ratably over the related contract period, which generally ranges from one to five years.

All of the Company’s software licenses are denominated in U.S. dollars.

Deferred Rent. The lease for the Company’s office in Campbell, California, contains free rent and predetermined fixed escalations in our minimum rent payments (See Note 12). Rent expense related to this lease is recognized on a straight-line basis over the term of the lease. Any difference between the straight-line rent amounts and amounts payable under the lease is recorded as part of deferred rent in current or long-term liabilities, as appropriate.

Incentives received upon entering into the lease agreement are recognized on a straight-line basis as a reduction to rent over the term of the lease. The unamortized portion of these incentives are recorded as a part of deferred rent in current or long-term liabilities, as appropriate.

Post-employment Benefits (Severance Liability). Nonretirement postemployment benefits, including salary continuation, supplemental unemployment benefits, severance benefits, disability-related benefits and continuation of benefits such as health care benefits, are recognized as a liability and a loss when it is probable that the employee(s) will be entitled to such benefits and the amount can be reasonably estimated. The cost of termination benefits recognized as a liability and an expense includes the amount of any lump-sum payments and the present value of any expected future payments. During 2014 and 2013 we recorded $48,100 and $75,700 of severance expense, respectively, as a result of a separation and release agreement we entered into with a former vice president-level employee (See Note 6). An aggregate $0 and $62,900 is reported as a severance liability at December 31, 2014 and 2013, respectively.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts that reflects our best estimate of potentially uncollectible trade receivables. Such allowance is based on assessments of the collectability of specific customer accounts and the general aging and size of the accounts receivable. We regularly review the adequacy of our allowance for doubtful accounts by considering such factors as historical experience, credit worthiness, and current economic conditions that may affect a customer’s ability to pay. We specifically reserve for those accounts deemed uncollectible. We also establish, and adjust, a general allowance for doubtful accounts based on our review of the aging and size of our accounts receivable. The following table illustrates the details of the Allowance for Doubtful Accounts for the years ended December 31, 2014 and 2013:

	Beginning Balance	Charge Offs	Recoveries	Provision	Ending Balance
2014	$42,000	$—	$—	$(9,400)	$32,600
2013	$33,900	$—	$—	$8,100	$42,000

Income Taxes. In accordance with FASB ASC 740-10-05, “Income Taxes,” the Company performed a comprehensive review of uncertain tax positions as of December 31, 2014. In this regard, an uncertain tax position represents the expected treatment of a tax position taken in a filed tax return, or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes.

The Company and one or more of its subsidiaries are subject to United States federal income taxes, as well as income taxes of multiple state and foreign jurisdictions. The Company and its subsidiaries are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years prior to 2010. There are no tax examinations currently underway for any of the Company’s or its subsidiaries’ tax returns for years subsequent to 2009.

The Company’s policy for deducting interest and penalties is to treat interest as interest expense and penalties as taxes. The Company had not accrued any amount for the payment of interest or penalties related to any uncertain tax positions at either December 31, 2014 or 2013, as its review of such positions indicated that such potential positions were minimal.

Under FASB ASC 740-10-05, “Income Taxes,” deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement and income tax bases of assets, liabilities and net loss carryforwards using enacted tax rates. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is more likely than not expected to be realized. Realization is dependent upon future pre-tax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in effect in future periods.

Fair Value of Financial Instruments. The fair value of the Company’s accounts receivable, accounts payable and other current liabilities approximate their carrying amounts due to the relative short maturities of these items.

The fair value of the Company’s warrants are determined in accordance with FASB ASC 820, “Fair Value Measurement,” which establishes a fair value hierarchy that prioritizes the assumptions (inputs) to valuation techniques used to price assets or liabilities that are measured at fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The guidance for fair value measurements requires that assets and liabilities measured at fair value be classified and disclosed in one of the following categories:

●	Level 1: Defined as observable inputs, such as quoted (unadjusted) prices in active markets for identical assets or liabilities.

●

Level 2: Defined as observable inputs other than quoted prices included in Level 1. This includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●

Level 3: Defined as unobservable inputs to the valuation methodology that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

As of December 31, 2014 and 2013, all of the Company’s $647,300 and $979,800 Warrants Liability reported at fair value, respectively, was categorized as Level 3 inputs (see Note 8).

Derivative Financial Instruments. The Company currently does not have a material exposure to either commodity prices or interest rates; accordingly, it does not currently use derivative instruments to manage such risks. The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. All derivative financial instruments are recognized in the balance sheet at fair value. Changes in fair value are recognized in earnings if they are not eligible for hedge accounting or in other comprehensive income if they qualify for cash flow hedge accounting.

Long-Lived Assets. Long-lived assets are assessed for possible impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, whenever the Company has committed to a plan to dispose of the assets or, at a minimum, annually. Typically, for long-lived assets to be held and used, measurement of an impairment loss is based on the fair value of such assets, with fair value being determined based on appraisals, current market value, comparable sales value, and undiscounted future cash flows, among other variables, as appropriate. Assets to be held and used affected by an impairment loss are depreciated or amortized at their new carrying amount over their remaining estimated life; assets to be sold or otherwise disposed of are not subject to further depreciation or amortization. No such impairment charges were recorded during either of the years ended December 31, 2014 or 2013.

Loss Contingencies. The Company is subject to the possibility of various loss contingencies arising in the ordinary course of business. The Company considers the likelihood of the loss or impairment of an asset or the incurrence of a liability as well as its ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of the loss can be reasonably estimated. The Company regularly evaluates current information available to it to determine whether such accruals should be adjusted. No such loss contingency was recorded during the year ended December 31, 2014.

Stock-Based Compensation. The Company applies the fair value recognition provisions of FASB ASC 718-10, “Compensation – Stock Compensation.”

Valuation and Expense Information Under FASB ASC 718-10

The Company recorded stock-based compensation expense of $593,000 and $798,200 in the years ended December 31, 2014 and 2013, respectively. Such amounts were net of $0 and $36,700, respectively, which was capitalized related to software development. As required by FASB ASC 718-10, the Company estimates forfeitures of employee stock-based awards and recognizes compensation cost only for those awards expected to vest. Forfeiture rates are estimated based on an analysis of historical experience and are adjusted to actual forfeiture experience as needed.

During 2014, we awarded 4,369,500 shares of restricted common stock to employees, and 2,500 to consultants. The valuation of the restricted common stock awards was based on the closing fair market value of our common stock on the grant date. For the awards made to employees, such fair market value ranged from $0.11 to $0.34 per share and for the awards made to consultants, such fair market value was at $0.20 per share.

During 2013, the Company awarded 1,745,000 shares of restricted common stock to employees, and 122,500 to consultants. The valuation of the restricted common stock awards was based on the closing fair market value of the Company’s common stock on the grant date. For the awards made to employees, such fair market value ranged from $0.30 to $0.59 per share, and for the awards made to consultants, such fair market value ranged from $0.34 to $0.56 per share.

During 2014, we granted 2,399,999 options to purchase common stock to three of our directors and our Chief Executive Officer at a weighted average exercise price of $0.16 per share, and 50,000 shares to employees at an exercise price of $0.13 per share. We repriced stock options of 300,000 shares from an exercise price of $0.37 per share to $0.16 per share and 700,000 shares from $0.37 per share to $0.12 per share for two directors.

During 2013, the Company granted 700,000 options to purchase common stock to one of its directors at an exercise price of $0.37 per share, and 23,000 to an employee at an exercise price of $0.45 per share.

For all options granted during 2014 and 2013, the Company set the exercise price equal to the closing fair market value of the Company’s common stock as of the date of grant.

The following table illustrates the non-cash stock-based compensation expense recorded during the years ended December 31, 2014 and 2013 by income statement classification:

	2014	2013
Cost of revenue	$6,500	$5,300
Selling and marketing expense	73,000	180,600
General and administrative expense	437,800	331,300
Research and development expense	75,700	281,000
	$593,000	$798,200

The Company estimated the fair value of each option grant made during the years ended December 31, 2014 and 2013 on the date of grant using a binomial model, with the assumptions set forth in the following table:

	2014	2013
Estimated volatility	96% - 126%	113% - 125%
Annualized forfeiture rate	0% - 6.0%	5.34% - 10.02%
Expected option term (years)	0.03 - 10.00	10.00
Estimated exercise factor	1.5– 15.0	6.5 – 15.0
Approximate risk-free interest rate	0.03% – 1.06%	2.71% – 2.74%
Expected dividend yield	—	—

The estimated annualized forfeiture rate was based on an analysis of historical data and considered the impact of events such as work force reductions we carried out in previous years. The expected term of our stock-based awards was based on historical award holder exercise patterns and considered the market performance of our common stock and other items. The estimated exercise factor was based on an analysis of historical data; historical exercise patterns; and a comparison of historical and current share prices. The approximate risk free interest rate was based on the implied yield available on U.S. Treasury issues with remaining terms equivalent to our expected term on our stock-based awards.

The Company used the average historical volatility of its daily closing price for a period of time equal in length to the expected option term for the option being issued. The period of time over which historical volatility was measured ended on the last day of the quarterly reporting period during which the stock-based award was made.

The Company does not anticipate paying dividends on its common stock for the foreseeable future.

Earnings Per Share of Common Stock. FASB ASC 260-10, “Earnings Per Share,” provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing loss attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by adding other common stock equivalents, including common stock options, warrants, and unreleased (unvested) restricted stock awards in the weighted average number of common shares outstanding for a period, if dilutive. Potentially dilutive securities are excluded from the computation if their effect is antidilutive. For the years ended December 31, 2014 and 2013, 35,777,256 and 32,585,807 shares of common stock equivalents were excluded from the computation of diluted earnings per share, respectively, since their effect would be antidilutive.

Comprehensive Loss. FASB ASC 220-10, “Reporting Comprehensive Income,” establishes standards for reporting comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during the period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain/loss of available-for-sale securities. The individual components of comprehensive income (loss) are reflected in the consolidated statement of operations. For the years ended December 31, 2014 and 2013, there were no changes in equity (net assets) from non-owner sources.

Recent Accounting Pronouncements.

In August 2014, FASB issued Accounting Standards Update (“ASU”) No. 2014-15 “Preparation of Financial Statements - Going Concern (Subtopic 205-40)”. Under U.S. GAAP, continuation of a reporting entity as a going concern is presumed as the basis for preparing financial statements unless and until the entity's liquidation becomes imminent. Preparation of financial statements under this presumption is commonly referred to as the going concern basis of accounting. If and when an entity's liquidation becomes imminent, financial statements should be prepared under the liquidation basis of accounting in accordance with Subtopic 205-30, Presentation of Financial Statements-Liquidation Basis of Accounting. Even when an entity's liquidation is not imminent, there may be conditions or events that raise substantial doubt about the entity's ability to continue as a going concern. In those situations, financial statements should continue to be prepared under the going concern basis of accounting, but the amendments in the update should be followed to determine whether to disclose information about the relevant conditions and events. The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We will evaluate the going concern considerations in this ASU, however, at the current period, we do not believe that the Company has met conditions which would subject its consolidated financial statements to additional disclosure.

In June 2014, FASB issued ASU No. 2014-12 “Compensation – Stock Compensation (Topic 718)” (“ASU 2014-12”). The objective of ASU 2014-12 is to resolve the diverse accounting treatment being applied in practice by reporting entities in the accounting for share-based payment awards that require a specific performance target to be achieved in order for employees to become eligible to vest in the awards, particularly those awards whose terms may provide that the performance target could be achieved after the employee completes the requisite service period. That is, the employee would be eligible to vest in the award regardless of whether the employee is rendering service on the date the performance target is achieved. ASU 2014-12 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015, and earlier adoption is permitted. The share-based payment awards we currently have outstanding which have performance targets do not contain clauses wherein the performance target could be achieved after the employee completes the requisite service period; accordingly, adoption of ASU 2014-12 did not have a material impact on our results of operations, cash flows or financial position.

In May 2014, FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 is the end result of a joint project initiated by FASB and the International Accounting Standards Board (“IASB”). IASB is the body that sets International Financial Reporting Standards (“IFRS”). The goal of FASB’s and IASB’s joint project was to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and under IFRS. Specifically, ASU 2014-09:

1.	Removes inconsistencies and weaknesses in revenue requirements.

2.	Provides a more robust framework for addressing revenue issues.

3.	Improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets.

4.	Provides more useful information to users of financial statements through improved disclosure requirements.

5.	Simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer.

The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within such annual period. Early adoption is not permitted. We are currently evaluating this ASU in order to determine whether or not its adoption will have a material impact on our results of operations, cash flows or financial position.

In April 2014, FASB issued ASU No. 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360)” (“ASU 2014-08”). The objective of ASU 2014-08 is to address issues in Subtopic 205-20, “Presentation of Financial Statements – Discontinued Operations”, that give rise to complexity and difficulties in practice. Generally, ASU 2014-08 is effective for discontinued operations that occur within annual periods beginning on or after December 31, 2014, and interim periods within those years. Early adoption is permitted, but only for discontinued operations that have not been reported in financial statements previously issued or available for issuance. We currently have no discontinued operations to report; consequently, adoption of ASU 2014-08 did not have a material impact on our results of operations, cash flows or financial position.

In July 2013, FASB issued ASU No. 2013-11 “Income Taxes (Topic 740)” (ASU 2013-11). The objective of ASU 2013-11 is to provide explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. FASB recognized that there was inconsistency in how previous guidance in this topic was applied in practice, thus; the objective of ASU 2013-11 is to eliminate the diversity of how previous guidance was applied. As the amendments in ASU 2013-11 do not require new recurring disclosures, rather, they are aimed at creating consistency in how previous guidance is applied, we do not believe that adoption of ASU 2013-11, which will become effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, will have a material impact on our results of operations, cash flows or financial position.

In February 2013, FASB issued ASU No. 2013-02 “Other Comprehensive Income” (ASU 2013-02). The objective of ASU 2013-02 is to improve the reporting of reclassifications out of other comprehensive income. This objective is reached by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. ASU 2013-02 is effective and is to be applied prospectively to reporting periods beginning after December 15, 2012. We currently have no amounts that meet the criteria to be reclassified; accordingly, the adoption of ASU 2013-02 did not have any impact on our results of operations, cash flows or financial position. Comprehensive loss equals net loss for each of the years ended December 31, 2013 and 2012, respectively.

3. Capitalized Software Development Costs

Capitalized software development costs as of December 31, 2014 and 2013 consisted of the following:

	2014	2013
Software development costs	$1,135,900	$1,119,400
Accumulated amortization	(727,200)	(500,000)
	$408,700	$619,400

During 2014 and 2013, we capitalized $16,500 and $546,300, respectively, of software development costs associated with hopTo. Such costs were incurred in the development of hopTo, and were primarily comprised of employee costs and the cost of licenses to third party software used by hopTo.

Amortization of capitalized software development costs is a component of costs of revenue. Capitalized software development costs amortization aggregated $227,200 and $150,000 during the years ended December 31, 2014 and 2013, respectively.

4. Property and Equipment

Property and equipment as of December 31, 2014 and 2013 consisted of the following:

	2014	2013
Equipment	$306,400	$1,243,500
Furniture & fixture	233,900	432,400
Leasehold improvements	167,600	147,500
	707,900	1,823,400
Less: accumulated depreciation and amortization	345,400	1,521,300
	$362,500	$302,100

Aggregate property and equipment depreciation expense for the years ended December 31, 2014 and 2013 was $157,800 and $180,600, respectively. During 2014, we capitalized the following costs: equipment; $35,700, furniture; $14,900, and leasehold improvements; $167,600. During 2014, we retired the following asset costs related to assets that were no longer in service as of September 30, 2014: equipment; $972,900, furniture; $213,400, and leasehold improvements; $147,500. All of the assets so retired were fully depreciated or amortized at the time of their respective retirement.

5. Accrued Expenses

Accrued expenses as of December 31, 2014 and 2013 consisted of the following:

	2014	2013
Consulting services	$77,300	$14,200
Franchise tax	3,200	6,100
Software and subscription fees	15,900	8,500
Other	19,800	8,600
	$116,200	$37,400

6. Severance Liability

During 2012, we entered into a separation agreement and a release with our former Chief Executive Officer and member of our board of directors, and in 2013 we entered into a separation agreement and a release with a former vice president level employee. Under the terms of these agreements and releases, we agreed to provide each individual with salary continuation and medical coverage payments for predetermined lengths of time. In addition, we agreed to provide the former Chief Executive Officer with certain stock option benefits including the grant of an additional stock option, accelerated vesting of all then-outstanding options previously granted to him, and an extension of the post-employment exercise period for all of his options, including the newly granted one. All costs associated with the modification of his options and the costs of the new option grant were immediately recognized upon his separation.

In July of 2014 we agreed to provide a terminated employee a lump sum salary payment and 4 months of medical coverage payments which ended December 31, 2014.

As of December 31, 2014 $0 remained outstanding associated with these severance liabilities.

The following table summarizes the salary continuation and medical coverage payments during the period ended December 31, 2014.

	Compensation	Medical Coverage	Total
Balance at December 31, 2013	$62,900	—	$62,900
Separation agreement entered into in 2014	37,500	10,600	48,100
Accrued interest	1,700	—	1,700
Payments	(102,100)	(10,600)	(112,700)
Balance at December 31, 2014	$—	$—	$—

7. Deferred Rent

We amended our office lease during 2013. On February 1, 2014, we moved our corporate offices to a different building within the same office complex owned and operated by our landlord in Campbell, California, where our corporate offices had been located prior to February 1, 2014. Since the new space is controlled by the same landlord, we considered the lease amendment to be a modification to our preexisting lease; accordingly, we are amortizing the remaining balance in deferred rent immediately prior to February 1, 2014 over the remaining term of the modified amended lease. Additionally, our landlord provided us with $106,600 of leasehold improvements on the new space that we are amortizing over the remaining term of the amended lease. All of the prior leasehold improvements that had not been previously amortized were accelerated and recognized in their entirety from the time of the amendment through January 2014, prior to the move.

As of December 31, 2014 deferred rent was:

Component	Current Liabilities	Long-Term Liabilities	Total
Deferred rent expense	$4,800	$45,700	$50,500
Deferred rent benefit	39,700	112,500	152,200
	$44,500	$158,200	$202,700

Deferred rent expense represents the remaining balance of the aggregate free rent the Company received from the landlord of its Campbell, California office and escalations that are being recognized over the life of the lease, as amended, as a component of rent expense. Deferred rent benefit relates to the unamortized portion of the leasehold improvements for such office (i.e., incentives) that are being recognized on the straight-line basis as a reduction to rent expense. Deferred rent at December 31, 2014 will be recognized as a reduction of rent expense over the term of the lease, as amended, for the new office space with the same landlord. (See Note 12).

8. Liability Attributable to Warrants

On January 7, 2014, we entered into a securities purchase agreement (the “SPA”) with a limited number of institutional investors, pursuant to which we issued and sold for cash an aggregate 11,299,999 shares of our common stock at a purchase price of $0.30 per share (See Note 9) (the “2014 Transaction”). We also issued warrants to the investors for no additional consideration to purchase an aggregate 5,650,001 shares of our common stock at an exercise price of $0.40 per share from January 7, 2014 through January 7, 2019.

Under certain conditions of the SPA that will expire no later than January 7, 2015, we could be required to issue a variable number of additional warrants to the investors at a below-market value exercise price. Accordingly, we have concluded that the warrants issued to the investors are not indexed to our common stock; therefore, the fair value of these warrants has been recorded as a liability.

Using a binomial pricing model, we calculated the fair value of the warrants issued to the investors on January 7, 2014 to be $1,356,000. We used the following assumptions in the binomial pricing model to derive the fair value: estimated volatility 158%; annualized forfeiture rate 0%; expected term 5 years; estimated exercise factor 3.5; risk free interest rate 1.71; and dividends 0.

On June 17, 2013, we entered into, and subsequently consummated, an Exercise Agreement (the “Exercise Agreement”) with five of the largest investors in our September 1, 2011 private placement of common stock and warrants (the “2011 Private Placement” or “2011 Transaction”), providing for the exercise for cash by such investors of warrants to purchase an aggregate of 9 million shares of our common stock, out of the approximately 17 million shares of common stock subject to warrants issued to the investors in the 2011 Transaction that remained outstanding as of such date. The approximately 5 million shares of common stock subject to warrants issued to the placement agent in the 2011 Transaction that remained outstanding as of such date were not part of the Exercise Agreement. We agreed under the Exercise Agreement to subsequently commence a tender offer (the “Offer to Exercise”) to provide the holders of other warrants that remained outstanding from the 2011 Transaction with the same opportunity to exercise as provided under the Exercise Agreement.

The warrants exercised had a remaining term of approximately 38 months, and had an exercise price of $0.26 per warrant, which was the original exercise price. We received cash proceeds of $2.34 million as a result of the warrants exercised. In consideration for the early exercise of these warrants, we issued to the five investors an aggregate of 4.5 million warrants to purchase common stock at an exercise price of $1.00 per warrant, with a term of five years from issuance (the “New Warrants”). The New Warrants were issued on June 18, 2013, are substantially similar to the investor warrants that were exercised, and, after giving effect to the amendments to such warrants described below, such warrants have been recorded as a component of equity (additional paid-in capital “APIC”) at Level 3 fair value.

Using a binomial pricing model, we calculated the fair value of the New Warrants issued at the time of the Exercise Agreement to be $514,800. We used the following assumptions in the binomial pricing model: estimated volatility 185%; annualized forfeiture rate 0%; expected term 5 years; estimated exercise factor 1.5, risk free interest rate 1.07%; and dividends 0. The New Warrants were accounted for as a cost of the exercise of the warrants issued pursuant to the Exercise Agreement; as a result a $514,800 reduction of APIC was also recorded. Accordingly, there was no net effect on equity because of the issuance of the new warrants.

Immediately prior to the exercise for cash, the five investors, who held a majority of the outstanding warrants issued in the 2011 Transaction to investors (“Investor Warrants”), agreed to amend the entire series of such warrants to delete the following provisions: (1) the price-based anti-dilution clause; (2) our right to lower the exercise price in our discretion; and (3) a clause that mandated that we buy the warrants for cash at their Black-Scholes value in the event of certain extraordinary transactions. By virtue of a majority-rule clause in the warrants, the elimination of these provisions from the Investor Warrants issued in the 2011 Transaction eliminated the warrant derivative liability classification related to all of the Investor Warrants issued in the 2011 Transaction including those held by investors who did not exercise their warrants at the date of the amendment. The tables below show the calculation of the reduction of the warrants derivative liability.

The warrants issued to the placement agent as part of the 2011 Transaction, and those issued to an intellectual property consulting firm (ipCapital Group, Inc.), which was not part of the 2011 Transaction, were not included in the Exercise Agreement or affected by the amendment described above. The exercise price of such warrants could, in certain circumstances, be reset to below-market value. Accordingly, unlike the amended investor warrants, we have concluded that the warrants issued to the placement agent and ipCapital Group, Inc. are not indexed to our common stock; therefore, the fair value of these warrants were, and continue to be, recorded as a liability.

On August 9, 2013, we consummated an offer to exercise warrants (the “Offer to Exercise”) made to holders of warrants in the 2011 Transaction who were not parties to the Exercise Agreement. We were obligated to conduct the Offer to Exercise under the terms of the Exercise Agreement entered into in connection with the June 17, 2013 transaction. In connection with the Offer to Exercise, warrants to purchase an aggregate of 305,000 shares of our common stock were exercised for which we received cash proceeds of $64,000. In consideration for the early exercise of these warrants, we issued an aggregate of 152,500 New Warrants at an exercise price of $1.00 per warrant, with a term of five years from issuance.

Using a binomial pricing model, we calculated the fair value of the New Warrants issued at the end of the Offer to Exercise to be $45,600. We used the following assumptions in the binomial pricing model: estimated volatility 171%; annualized forfeiture rate 0%; expected term 4.875 years; estimated exercise factor 4, risk free interest rate 1.31%; and dividends 0. The New Warrants were accounted for as a cost of the exercise of the warrants issued pursuant to the Exercise Agreement; as a result a $45,600 reduction of APIC was also recorded. Accordingly, there was no net effect on equity because of the issuance of the new warrants.

Under ASC 820, “Fair Value Measurement,” we re-measure the fair value of the warrants classified as a liability at every balance sheet date. As an integral part of the re-measurement process, we reevaluate each of the assumptions used, and when circumstances change or we become aware of new information affecting any of our assumptions, we adjust those assumptions accordingly. During the three months ended March 31, 2013 two investors in the 2011 Private Placement exercised an aggregate of 462,500 warrants. While closing our books for the three months ended March 31, 2013, we reevaluated our internal assumptions based on historic and recent exercise patterns and analysis of our stock performance. Based on the work performed, we concluded that a lowering of our estimated exercise factor for the warrants issued in conjunction with the 2011 transaction from 10 to 4 was appropriate (see the assumptions used, as set forth in the tables, below).

Changes in fair value of the warrants liability are recognized in other income, except for changes in the fair value of the warrants issued to ipCapital which are recognized as a component of general and administrative expense in the consolidated statement of operations.

We used the exercise price of the warrants, as well as the fair market value of our common stock, to determine the fair value of our warrants. The exercise price for warrants issued in conjunction with the 2011 Transaction, including those issued to the placement agent, was either $0.20 or $0.26 per share, and was $0.26 per share for the warrants issued to ipCapital. The fair market value of our common stock was $0.14 and $0.37 per share as of December 31, 2014 and 2013, respectively.

We used a binomial pricing model to determine the fair value of our warrants liability as of December 31, 2014 and 2013, the balance sheet dates, respectively, using the following assumptions:

For the Year Ended December 31, 2014
Warrants	Estimated Volatility	Annualized Forfeiture Rate	Expected Option Term (Years)	Estimated Exercise Factor	Risk-Free Interest Rate	Dividends
2011 Private Placement	91% - 104%	—	2.67 – 1.69	3.5	0.41% - 0.56%	—
2014 Private Placement	114% - 157%	—	5.00 – 4.08	3.5	1.35% - 1.69%	—
ipCapital	92%-108%	—	3.79 – 1.81	4.0	0.43% - 0.61%	—

For the Year Ended December 31, 2013
Warrants	Estimated Volatility	Annualized Forfeiture Rate	Expected Option Term (Years)	Estimated Exercise Factor	Risk-Free Interest Rate	Dividends
2011 Private Placement	102% - 145%	—	2.67 – 3.42	10	0.45% - 0.51%	—
ipCapital	108%-147%	—	2.80 – 3.54	10	0.47% - 0.77%	—

The following table is a reconciliation of the warrants liability measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2014:

Warrants liability – December 31, 2013 fair value	$979,800
Aggregate fair value of the warrants liability associated with the 2014 Transaction warrants at issuance	1,356,000
Change in fair value of warrant liability recorded in other income	(1,624,300)
Change in fair value of warrant liability recorded in general and administrative expense	(64,200)
Warrants liability – December 31, 2014 fair value	$647,300

The following tables reconcile the number of warrants outstanding for the periods indicated:

For the Year Ended December 31, 2014

	Beginning Outstanding	Issued	Exercised	Cancelled / Forfeited	Ending Outstanding
2011 Transaction	11,302,500	—	(1,000,000)	—	10,302,500
2014 Transaction	—	5,650,001	—	—	5,650,001
ipCapital	400,000	—	—	—	400,000
Exercise Agreement	4,500,000	—	—	—	4,500,000
Consultant Warrant (1)	312,500	—	—	(143,227)	169,273
Offer to Exercise	152,500	—	—	—	152,500
	16,667,500	5,650,001	(1,000,000)	(143,227)	21,174,274

For the Year Ended December 31, 2013
	Beginning Outstanding	Issued	Exercised	Ending Outstanding
2011 Transaction	23,075,000	—	11,772,500	11,302,500
Exercise Agreement	—	4,500,000	—	4,500,000
ipCapital	400,000	—	—	400,000
Consulting Warrant (1)	—	312,500	—	312,500
Offer to Exercise	—	152,500	—	152,500
Total	23,475,000	4,965,000	11,772,500	16,667,500

(1) Effective September 18, 2013, we entered into a consulting agreement with Genesis Select to provide us with a variety of investor relations services. As part of their compensation, we issued to them a warrant to purchase 312,500 shares of our common stock at an exercise price of $0.50 per share. The warrant will vest, monthly, over the initial twelve-month service period of the contract, assuming that the agreement remains in-force, with the first vesting having occurred on October 18, 2013. The warrant is substantially similar in nature to those issued in the warrant amendment, discussed above, thus; the warrant is accounted in equity and is not included as a component of our warrants liability as of December 31, 2013. We used the following assumptions in a binomial pricing model to calculate the fair value of the warrant issued to Genesis: estimated volatility 181%; expected term 4.96 years; estimated exercise factor 4, risk free interest rate 1.41%; and dividends 0. Expense associated with this warrant is recognized as a component of general and administrative expense over the one-year vesting term of the warrant.

Effective April 11, 2014, we cancelled our consulting agreement Genesis Select. Under the terms of the agreement, 169,273 of  the warrants that had been issued the firm had vested as of the effective cancellation date.

9. Stockholders' Equity

Common Stock.

On January 7, 2014, we issued and sold for cash an aggregate 11,299,999 shares of our common stock at a purchase price of $0.30 per share in the 2014 Transaction that resulted in gross proceeds of $3,390,000 (See Note 4).

The 2014 Transaction was recorded into the financial statements as follows:

Gross cash proceeds	$3,390,000
Less: gross proceeds allocated to warrants liability – investors	(1,356,000)
Gross proceeds allocated to additional paid-in capital and common stock	2,034,000
Less: cash issuance costs – legal fees	(20,000)
Recorded in additional paid-in capital and common stock	$2,014,000

In conjunction with the 2014 Transaction, we recorded a warrants liability of $1,356,000 as of January 7, 2014 on our Balance Sheet (See Note 8).

During 2014, the Company granted 2,399,999 options to purchase common stock to three directors and our Chief Executive Officer at a weighted average exercise price of $0.16 per share and 50,000 to employees at an exercise price of $0.13 per share. We repriced stock options of 300,000 shares from an exercise price $0.37 per share to $0.16 per share and 700,000 shares from $0.37 per share to $0.12 per share for two directors. Also, the Company issued 256,818 shares of common stock as a result of the exercise of employee stock options, at an average exercise price of $0.19 per share, which resulted in $47,800 of proceeds to the Company.

During 2013, the Company granted 700,000 options to purchase common stock to one of its directors at an exercise price of $0.37 per share, and 23,000 to an employee at an exercise price of $0.45 per share. Also, the Company issued 2,464,332 shares of common stock as a result of the exercise of employee stock options, at an average exercise price of $0.18 per share, which resulted in $433,800 of proceeds to the Company.

During 2014, the Company awarded 4,369,500 shares of restricted common stock to employees, and 2,500 to a consultant. Restricted shares vest ratably over a 33-month period commencing in the fourth month after the grant date. Upon a grantee’s termination of service to us prior to full vesting any unvested shares will be cancelled. The fair market value of the awards made to employees ranged from $0.11 to $0.34 per share, and the fair market value of the awards made to consultant at $0.20.

During 2013, the Company awarded 1,745,000 shares of restricted common stock to employees, and 122,500 to consultants. Restricted shares vest ratably over a 33-month period commencing in the fourth month after the grant date. Upon a grantee’s termination of service to us prior to full vesting any unvested shares will be cancelled. The fair market value of the awards made to employees ranged from $0.30 to $0.59 per share, and the fair market value of the awards made to consultants ranged from $0.34 to $0.56 per share.

During 2014, the Company issued 1,000,000 shares of common stock as a result of the exercise of warrants, at an average exercise price of $0.26, which resulted in $260,000 of proceeds to the Company.

During 2013, the Company issued 11,772,500 shares of common stock as a result of the exercise of warrants, at an average exercise price of $0.25, which resulted in $2,970,600 of proceeds to the Company.

Stock Repurchase Program

During the years ended December 31, 2014 and 2013, the Company did not repurchase any of its common stock under the terms of its Board-approved $1,000,000 stock repurchase program (“stock repurchase program”). As of December 31, 2014, approximately $782,600 remained available for future purchases under this program. The Company is not obligated to repurchase any specific number of shares and the stock repurchase program may be suspended or terminated at the Company’s discretion.

Stock-Based Compensation Plans

Active Plans

2012 Equity Incentive Plan. In November 2012, the Company’s 2012 Equity Incentive Plan (the “12 Plan”) was approved by the stockholders. Pursuant to the terms of the 12 Plan, stock options, stock appreciation rights, restricted stock and restricted stock units (sometimes referred to individually or collectively as “awards”) may be granted to officers and other employees, non-employee directors and independent consultants and advisors who render services to the Company. The Company is authorized to issue options to purchase up to 9,656,958 shares of common stock, stock appreciation rights, or restricted stock in accordance with the terms of the 12 Plan.

In the case of a restricted stock award, the entire number of shares subject to such award would be issued at the time of the grant and subject to vesting provisions based on time or other conditions specified by the Board or an authorized committee of the Board. For awards based on time, should the grantee’s service to the Company end before full vesting occurred, all unvested shares would be forfeited and returned to the Company. In the case of awards granted with vesting provisions based on specific performance conditions, if those conditions were not met, then all shares would be forfeited and returned to the Company. Until forfeited, all shares issued under a restricted stock award would be considered outstanding for dividend, voting and other purposes.

Under the 12 Plan, the exercise price of non-qualified stock options granted is to be no less than 100% of the fair market value of the Company’s common stock on the date the option is granted. The exercise price of incentive stock options granted is to be no less than 100% of the fair market value of the Company’s common stock on the date the option is granted provided, however, that if the recipient of the incentive stock option owns greater than 10% of the voting power of all shares of the Company’s capital stock then the exercise price will be no less than 110% of the fair market value of the Company’s common stock on the date the option is granted. The purchase price of the restricted stock issued under the 12 Plan shall also not be less than 100% of the fair market value of the Company’s common stock on the date the restricted stock is granted.

All options granted under the 12 Plan are immediately exercisable by the optionee; however, there is a vesting period for the options. The options (and the shares of common stock issuable upon exercise of such options) vest, ratably, over a 33-month period; however, no options (and the underlying shares of common stock) vest until after three months from the date of the option grant. The exercise price is immediately due upon exercise of the option. The maximum term of options issued under the 12 Plan is ten years. Shares issued upon exercise of options are subject to the Company’s repurchase, which right lapses as the shares vest. The 12 Plan will terminate no later than November 7, 2022.

During the year ended December 31, 2014, options to purchase 3,449,999 shares of common stock, with a weighted average grant date fair value of $0.14, were granted under the 12 Plan, 4,372,000 shares of restricted common stock, with a weighted average grant date fair value of $0.18 were granted, no options had been exercised and 2,267,291 shares of common stock remained available for issuance under the 12 Plan.

No options previously issued under the 12 Plan were exercised during the year ended December 31, 2014.

Grant to Consultant. In 2014 and 2013, the Company made a grant to consultants of 2,500 and 120,000 shares of restricted common stock, with a grant date fair value of $0.20 and $0.56 per share, respectively. The terms of the grant were substantially similar to those that would apply to grants made from the 12 Plan.

Inactive Plans

The following table summarizes options outstanding as of December 31, 2014 and 2013 that were granted from stock based compensation plans that are inactive. As of December 31, 2014such plans can no longer grant options.

		Options Outstanding
	Year	Beginning of Year	Granted	Exercised	Cancelled	End of Year
2008 Stock Option Plan	2014	9,618,828	—	(246,818)	(2,922,010)	6,450,000
2005 Equity Incentive Plan	2014	972,500	—	(10,000)	(702,500)	260,000
Supplemental Stock Option Agreement	2014	5,000	—	—	—	5,000
		10,596,328	—	(256,818)	(3,624,510)	6,715,000

2008 Stock Option Plan	2013	11,884,000	—	(1,851,832)	(413,340)	9,618,828
2005 Equity Incentive Plan	2013	1,447,500	—	(475,000)	—	972,500
1998 Stock Option/Stock Issuance Plan	2013	137,500	—	(137,500)	—	—
Supplemental Stock Option Agreement	2013	5,000	—	—	—	5,000
		13,474,000	—	(2,464,332)	(413,340)	10,596,328

Summary – All Plans

A summary of the status of all of the options outstanding under all of the Company’s stock option plans, and non-plan grants to consultants, as of December 31, 2014 and 2013, and changes during the years then ended, is presented in the following table:

	2014		2013
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Beginning	12,019,328	$0.21	14,174,000	$0.20
Granted	3,449,999	$0.14	723,000	$0.37
Exercised	(256,818)	$0.19	(2,464,332)	$0.18
Forfeited or expired	(4,924,510)	$0.24	(413,340)	$0.21
Ending	10,287,999	$0.18	12,019,328	$0.21
Exercisable at year-end	10,287,999	$0.18	12,019,328	$0.21
Vested or expected to vest at year-end	10,144,482	$0. 18	11,857,821	$0.21
Weighted average fair value of options granted during the period		$0.18		$0.31

As of December 31, 2014 and 2013, of the options exercisable, 6,212,761 and 8,015,960 were vested, respectively.

The following table summarizes information about stock options outstanding as of December 31, 2014:

	Options Outstanding		Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.0500-$0.0600	783,000	4.59	$0.0532	783,000	$0.0532
$0.1213-$0.1213	1,400,000	9.42	$0.1213	1,400,000	$0.1213
$0.1370-$0.1600	1,095,000	7.67	$0.1523	1,095,000	$0.1523
$0.1650-$0.1650	135,000	1.74	$0.1650	135,000	$0.1650
$0.1690-$0.1690	1,699,999	9.92	$0.1690	1,699,999	$0.1690
$0.1700-$0.2000	1,210,000	7.04	$0.1807	1,210,000	$0.1807
$0.2020-$0.2200	854,000	5.15	$0.2050	854,000	$0.2050
$0.2300-$0.2300	1,878,000	6.02	$0.2300	1,878,000	$0.2300
$0.2800-$0.2800	1,200,000	6.69	$0.2800	1,200,000	$0.2800
$0.3800-$0.4450	33,000	6.97	$0.4253	33,000	$0.4253
$0.0500-$0.4450	10,287,999	7.27	$0.1811	10,287,999	$0.1811

As of December 31, 2014, there were outstanding options to purchase 10,287,999 shares of common stock with a weighted average exercise price of $0.18 per share, a weighted average remaining contractual term of 7.27 years and an aggregate intrinsic value of $94,300. Of the options outstanding as of December 31, 2014, 6,212,761 were vested, 3,931,721 were estimated to vest in future periods and 143,517 were estimated to be forfeited or to expire in future periods.

As of December 31, 2014, there was approximately $380,100 of total unrecognized compensation cost, net of estimated forfeitures, related to unvested options. That cost is expected to be recognized over a weighted-average period of approximately ten months.

During 2014, the Company awarded 4,372,000 shares of restricted common stock, which vest ratably, over a 33-month period; however, no shares vest until after three months from the date of the restricted stock award. The Company includes the common stock underlying the restricted stock award in shares outstanding once the common stock underlying the restricted stock award has vested and the restriction has been removed (“releases” or “released”).

A summary of the status of all of the Company’s unreleased restricted stock awards as of December 31, 2014 and 2013 and changes during the years then ended, is summarized in the following table.

	2014		2013
	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Beginning unreleased	3,938,426	$0.28	4,043,123	$0.18
Awarded	4,372,000	$0.16	1,867,500	$0.44
Released	(1,474,778)	$0.25	(1,657,040)	$0.22
Forfeited	(2,520,665)	$0.27	(315,157)	$0.28
Ending unreleased	4,314,983	$0.18	3,938,426	$0.28

Of the restricted stock awards unreleased at December 31, 2014, 3,551,231 were estimated to be released in future periods and 763,752 were estimated to be forfeited in future periods. The aggregate fair market value of the unreleased restricted stock awards at December 31, 2014, based on the closing price of our stock as of such date of $0.14 was $604,100.

As of December 31, 2014, there was approximately $671,300 of total unrecognized compensation cost, net of estimated forfeitures, related to unreleased restricted stock awards. That cost is expected to be recognized over a weighted-average period of approximately two years.

10. Income Taxes

The components of the provision (benefit) for income taxes for the years ended December 31, 2014 and 2013 consisted of the following:

Current	2014	2013
Federal	$—	$—
State	—	—
Foreign	3,100	7,800
	$3,100	$7,800
Deferred
Federal	$—	$—
State	—	—
Foreign	—	—
	—	—
Total	$3,100	$7,800

The following table summarizes the differences between income tax expense and the amount computed applying the federal income tax rate of 34% for the years ended December 31, 2014 and 2013:

	2014	2013
Federal income tax (benefit) at statutory rate	$(1,217,600)	$(1,271,000)
State income tax (benefit) at statutory rate	(5,600)	—
Foreign taxes	5,100	4,100
Compensation from exercise of non-qualified stock options and restricted stock awards	2,100	12,900
SBC – NQ cancellations	151,500	—
Change in valuation allowance	1,530,100	1,042,200
Warrant liability	(548,400)	(478,000)
Meals and entertainment (50%)	11,600	8,100
Tax rate changes	(1,000)	710,800
Other items	75,300	(21,300)
Provision (benefit) for income tax	$3,100	$7,800

Deferred income taxes and benefits result from temporary timing differences in the recognition of certain expense and income items for tax and financial reporting purposes. The following table sets forth those differences as of December 31, 2014 and 2013:

	2014	2013
Net operating loss carryforwards	$19,483,000	$18,385,000
Tax credit carryforwards	1,047,000	1,047,000
Depreciation and amortization	55,000	62,000
Compensation expense – non-qualified stock options	588,000	651,000
Deferred revenue and maintenance service contracts	1,541,000	1,110,000
Warrant liability	7,000	29,000
Reserves and other	217,000	190,000
Total deferred tax assets	22,938,000	21,474,000
Deferred tax liability – capitalized software	(120,000)	(185,000)
Net deferred tax asset	22,818,000	21,289,000
Valuation allowance	(22,818,000)	(21,289,000)
Net deferred tax asset	$—	$—

For financial reporting purposes, with the exception of the year ended December 31, 2007, the Company has incurred a loss in each year since inception. Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets at December 31, 2014 and 2013. The net change in the valuation allowance was $(1,530,100) and ($1,042,400) for the years ended December 31, 2014 and 2013, respectively.

At December 31, 2014, the Company had approximately $56.0 million of federal net operating loss carryforwards and approximately $7.3 million of California state net operating loss carryforwards available to reduce future taxable income. The federal loss carry forward will begin to expire in 2018 and the California state loss carry forward will begin to expire in 2014. During the years ended December 31, 2014 and 2013, the Company did not utilize any of its federal or California net operating losses. Under the Tax Reform Act of 1986, the amounts of benefits from net operating loss carryforwards may be impaired or limited if the Company incurs a cumulative ownership change of more than 50%, as defined, over a three-year period.

At December 31, 2014, the Company had approximately $1.0 million of federal research and development tax credits that will begin to expire in 2018.

11. Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and trade receivables. The Company places cash and, when applicable, cash equivalents, with high quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. As of December 31, 2014, the Company had approximately $1,316,600 of cash with financial institutions in excess of FDIC insurance limits. As of December 31, 2013, the Company had approximately $2,206,100 of cash with financial institutions in excess of FDIC insurance limits.

For the years ended December 31, 2014 and December 31, 2013, the Company considered the following to be its most significant customers:

	2014		2013
Customer	% Sales	% Accounts Receivable	% Sales	% Accounts Receivable
ThermoLab Systems	4.4%	6.8%	3.2%	2.4%
Centric Systems	4.3%	3.2%	3.4%	6.4%
GAD eG	3.1%	0.0%	5.1%	0.0%
Ericsson	2.8%	1.0%	6.2%	3.4%
GE	30.2%	66.9%	7.6%	14.2%
IDS LLC	4.2%	0.4%	5.9%	5.2%
Alcatel-Lucent	4.1%	4.0%	8.5%	19.9%
Elosoft	5.7%	6.9%	6.7%	13.3%
Total	58.8%	89.20%	46.6%	64.80%

The Company performs credit evaluations of customers' financial condition whenever necessary, and does not require cash collateral or other security to support customer receivables.

12. Commitments and Contingencies

Operating Leases.

On February 1, 2014, we relocated our corporate offices to a larger suite within our landlord’s office complex in Campbell, California. We are currently leasing 10,659 square feet under a five-year lease that, unless renewed, will expire in October 2018.

The Company also currently occupies approximately 2,527 square feet of office space in Concord, New Hampshire, under a lease that will expire in August 2016. The Company will pay rent of $4,000 per month for the life of the lease.

The Company believes that its current facilities will be adequate to accommodate its needs for the foreseeable future.

Future minimum lease payments, which consist entirely of leases for office space, are set forth below. The table assumes that the Company will occupy all currently leased facilities for the full term of each respective lease:

Year Ending December 31,
2015	$450,600

2016	464,200

2017	478,100

2018	366,600

$1,759,500

Rent expense aggregated approximately $477,940 and $288,000 for the years ended December 31, 2014 and 2013, respectively.

Contingencies. Under its Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and certain agreements with officers and directors, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer’s or director’s serving in such capacity. Generally, the term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is limited as the Company currently has a directors and officers liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2014.

The Company enters into indemnification provisions under (i) its agreements with other companies in its ordinary course of business, including contractors and customers and (ii) its agreements with investors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities or, in some cases, as a result of the indemnified party's activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights, and often survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2014.

The Company’s software license agreements also generally include a performance guarantee that the Company’s software products will operate substantially as described in the applicable program documentation for a period of 90 days after delivery. The Company also generally warrants that services that the Company performs will be provided in a manner consistent with reasonably applicable industry standards. To date, the Company has not incurred any material costs associated with these warranties and has no liabilities recorded for these agreements as of December 31, 2014.

Employment Agreement – Eldad Eilam

On August 21, 2013, our Board of Directors and Compensation Committee approved a new employment agreement for Eldad Eilam, our President and Chief Executive Officer. Under the employment agreement, Mr. Eilam will receive an annual base salary of $275,000 and will be eligible for a performance-based bonus in the discretion of our Compensation Committee. For 2014, Mr. Eilam is eligible for a bonus of up to $75,000. The employment agreement modified the vesting provisions of restricted shares and stock options that had previously been awarded to Mr. Eilam. Under such modified vesting provisions, which previously only accelerated in connection with a termination without cause and only in certain specified change of control situations, if Mr. Eilam’s employment is terminated as a result of death or disability, by the Company without cause, or by Mr. Eilam for good reason, or following a change in control, then all of Mr. Eilam’s unvested restricted shares and stock options shall immediately vest.

Mr. Eilam is an at-will employee, however, in the event that Mr. Eilam’s employment is terminated by the Company without cause, or Mr. Eilam terminates his employment for good reason or following a change in control, then, in addition to the vesting of Mr. Eilam’s unrestricted shares and stock options as noted above, Mr. Eilam shall receive his base salary for a period of 12 months and shall also receive payment or reimbursement for a period of 12 months of the full cost to Mr. Eilam of any Company provided health insurance that Mr. Eilam elects to obtain for Mr. Eilam and any of his eligible dependents. As a condition to Mr. Eilam receiving such payments, Mr. Eilam will have to execute and deliver to the Company a general release.

At all times that Mr. Eilam is an employee of the Company, the Company, at its own expense, shall provide life insurance on Mr. Eilam’s life with a death benefit in an amount not less than $1,000,000 and shall also maintain long-term disability insurance on Mr. Eilam.

Director Severance Plan and Key Employee Severance Plan

At a meeting of the Company’s board of directors held on October 18, 2011, the board approved the Company’s Director Severance Plan and Key Employee Severance Plan, each of which had been previously approved by the board, and each of which by its terms had expired on December 31, 2010. The board approved both plans without change (except their expiration date was changed to December 31, 2013) and with immediate effect. Following is a summary description of each of these plans.

Director Severance Plan:

This plan provides for accelerated vesting of the director’s stock options upon termination of the director’s position as a director under certain circumstances. Those circumstances include that the termination must take place after the occurrence of any transaction or series of transactions that constitute a change in the ownership or effective control of us, or in the ownership of a substantial portion of our assets, as defined in regulations promulgated under Section 409A of the Internal Revenue Code of 1986, as amended (such occurrence, a “Designated Event”) and that certain other terms and conditions set forth in the plan must have been met.

Key Employee Severance Plan:

This plan provides for payment of certain benefits upon termination of the key employee’s employment under certain circumstances. The benefits consist of accelerated vesting of stock options, continuation of salary for 12 months after termination (24 months for certain members of senior management who are so notified in writing), bonus payments that would have been payable but for termination of employment, and payment of certain health and other insurance benefits on behalf of the employee. The circumstances in which these benefits are payable include that the termination of employment must take place after the occurrence of a Designated Event and that certain other terms and conditions set forth in the plan must have been met.

The plans provide that we have the right to amend or terminate the plans at any time, except that the plans may not be amended or terminated following the occurrence of a Designated Event. Executive officers first elected or appointed after October 18, 2011 are ineligible to participate in the Key Employee Severance Plan absent prior board consideration and, if requested by one or more directors, the affirmative vote of a majority of the directors.

13. Employee 401(k) Plan

In December 1998, the Company adopted a 401(k) Plan (the “Plan”), to provide retirement benefits for employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Employees may contribute up to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Company may make discretionary/matching contributions. During 2014 and 2013, the Company contributed a total of approximately $60,200 and $66,700, to the Plan, respectively.

14. Supplemental Disclosure of Cash Flow Information

The following table presents supplemental disclosure information for the statements of cash flows for the years ended December 31, 2014 and 2013

Cash Paid:	2014	2013
Income Taxes (1)	$3,400	$3,900
Interest	—	—

(1) All such disbursements were for the payment of foreign income taxes.

During the years ended December 31, 2014 and 2013, the Company capitalized $0 and $36,700, respectively, of stock-based compensation expense, for which no cash was disbursed, as a component of capitalized software costs.

During 2014, the Company capitalized $61,000 of property and equipment for which no cash was disbursed. The Company reported this amount as a component of accounts payable.

During 2014, the Company reduced its warrants liability by $332,500.  This reduction consisted of $1,624,300 charged to other income, $64,200 recorded in general and administrative expense, all of which was partially offset by the issuance of warrants totaling $1,356,000.

During 2014, the Company capitalized $106,600 of property and equipment for which no cash was disbursed. The Company recorded $84,200 of such amount to long term liabilities – deferred rent and $22,400 of such amount to current liabilities – deferred rent.

During 2014, the Company entered a capital lease associated with capitalized software purchased for the administration of hopTo Work licenses. As part of this transaction $16,500 was capitalized to capitalized software and $8,400 was capitalized to prepaid expenses. The total amount financed under this capital lease is $24,900 and the remaining balance as of December 31, 2014 was $22,900.

15. Related Party Transactions

ipCapital Group, Inc.

On October 11, 2011, we engaged ipCapital Group, Inc.(“ipCapital”), an affiliate of John Cronin, who is one of our directors, to assist us in the execution of our strategic decision to significantly strengthen, grow and commercially exploit our intellectual property assets. Our engagement agreement with ipCapital, which has been amended three times, affords us the right to request ipCapital to perform a number of diverse services, employing its proprietary processes and methodologies, to facilitate our ability to identify and extract from our current intellectual property base new inventions, potential patent applications, and marketing and licensing opportunities.

For the years ended December 31, 2014 and 2013, we paid ipCapital an aggregate $0 and $15,000, respectively, for services performed under the engagement agreement, as amended. All amounts paid to ipCapital in 2013 have been reported within general and administrative expense. As of December 31, 2014 and 2013, we owed $0 to ipCapital under the terms of this agreement.

In addition to the fees we agreed to pay ipCapital for its services, we issued ipCapital a five-year warrant to purchase up to 400,000 shares of our common stock at an initial price of $0.26 per share. Half of the warrant (200,000 shares) has a time-based vesting condition, with such vesting to occur in three equal annual installments. The first, second, and third vesting installments occurred on October 11, 2012, 2013, and 2014. The remaining 200,000 shares became fully vested upon the completion to our satisfaction of all services that we requested from ipCapital under the engagement agreement, prior to the signing of the amendments. Such performance was deemed satisfactory during 2012. We believe that these fees, together with the issuance of the warrant, constitute no greater compensation than we would be required to pay an unaffiliated person for substantially similar services.

The exercise price of the warrant issued to ipCapital could be reset to below-market value. Consequently, we have concluded that such warrant is not indexed to our common stock; thus, we will accrete the fair value of the warrant as a liability over the anticipated service period. Additionally, in accordance with the liability method of accounting, we will re-measure the fair value of the then-outstanding warrant at each future balance sheet date and recognize the change in fair value as general and administrative compensation expense. (See Note 8) We recognized ($64,200) and ($10,800) as a component of general and administrative expense during the years ended December 31, 2014 and 2013, respectively, related to such warrant.

During 2013, we engaged ipCapital under a separate agreement to assist us in developing an intellectual property presentation that articulated for shareholders and potential investors the power of our innovations and foundational intellectual property portfolio in remote access and cloud computing. We paid ipCapital a total of $10,000 for its services under this agreement. No amounts were due ipCapital under this agreement as of December 31, 2014.

ipCapital Licensing Company I, LLC

On February 4, 2013, we entered into an IP Brokerage agreement with ipCapital Licensing Company I, LLC (“ipCLC”)(the “IP Brokerage Agreement”). John Cronin is a partner at ipCLC. Pursuant to the IP Brokerage Agreement, we have engaged ipCLC, on a no-retainer basis, to identify and present us with candidates who may be seeking to acquire a certain limited group of our patents unrelated to our current business strategy. If during the applicable term we enter into an agreement with any candidate presented by ipCLC to acquire or otherwise exploit the covered patents, we will pay ipCLC a fee of ten percent (10%) of the royalties, fees, and other consideration paid over the life of the agreement.

The IP Brokerage Agreement is effective as of February 4, 2013, and will end 18 months after we or ipCLC serve 60 days written notice of termination to the other party (with earlier termination possible in the event of a material breach). The IP Brokerage Agreement provides for customary confidentiality undertakings, limitations on ipCLC’s total liability and mutual indemnification provisions.

We believe the terms of the IP Brokerage Agreement are fair and reasonable to us and are at least as favorable as those that we could be obtained on an arms’ length basis.

We paid no compensation to ipCapital under the terms of the IP Brokerage Agreement during 2014 and no amounts were due ipCapital under its terms as of December 31, 2014.

ipCreate, Inc.

In 2013, we entered into an Engagement Letter (the “Agreement”), with ipCreate, Inc. (“ipCreate”). John Cronin is Chairman and CEO of ipCreate; Michael Brochu, who also serves on our Board of Directors, provides consulting services to ipCreate for compensation serves in an advisory capacity to ipCreate as a board observer. Pursuant to the Agreement, we engaged ipCreate to assist us in the definition and execution of our intellectual property strategy. Pursuant to the Agreement, and upon completion of certain tasks we requested ipCreate to perform, we paid ipCreate $100,000 during 2013, the full amount of compensation due them under the Agreement for the services performed.

We believe the terms of the Agreement were fair and reasonable to us and were at least as favorable to us as those that could have been obtained on an arm’s length basis.

16. Segment Information

FASB has established guidance for reporting information about operating segments that require segmentation based on the Company’s internal organization and reporting of revenue and operating income, based on internal accounting methods. The Company’s financial reporting systems present various data for management to operate the business prepared in methods consistent with such guidance.

In 2012, the Company added a new segment, hopTo, and now has two segments (Go-Global and hopTo) with Go-Global currently being the only source of revenue.

The Company will continue to pursue the intellectual property initiatives it has have undertaken in conjunction with its relationship with ipCapital, however the Company believes that these initiatives do not comprise a reporting segment as the intent of these initiatives is to support and leverage its current software products and those in development. Segment revenue for the years ended December 31, 2014 and 2013 was as follows:

			Increase (Decrease)
	2014	2013	Dollars	Percentage
GO-Global	$5,553,200	$5,889,000	$(335,700)	-5.7%
hopTo	200	—	200	n/a
Consolidated Total	$5,553,400	$5,889,000	$(335,600)	-5.7%

Segment net income (loss) for the years ended December 31, 2014 and 2013 was as follows:

	2014	2013
GO-Global	$2,923,200	$(585,100)
hopTo	(6,517,100)	(3,160,900)
Consolidated net loss	$(3,593,900)	$(3,746,000)

As of December 31, 2014 segment fixed assets (long-lived assets) were as follows:

		Accumulated
		Depreciation
	Cost Basis	/Amortization	Net
GO-Global	$670,100	$(642,200)	$27,900
hopTo	4,012,700	(3,269,600)	743,100
Unallocated	139,900	—	139,900
Total	$4,822,700	$(3,911,800)	910,900

The Company does not maintain any significant long-lived assets outside of the United States.

Products and services provided by the GO-Global segment include all currently available versions of the GO-Global family of products, OEM private labeling kits, software developer’s kits, maintenance contracts, and product training and support. The hopTo segment currently provides a free product, via the Apple App Store, to mobile end-users with a productivity workspace for their mobile devices that allows users to manage, share, view, and edit their documents, regardless of where they are stored. On November 10, 2014, the Company launched hopTo Work, which will be sold through resellers similar to the GO-Global family of products. The Company’s two segments share resources for software development, sales, and support..

Amounts pertaining to the Company’s ipCapital initiatives, which have been previously reported in its former intellectual property segment, have been reclassified to our hopTo segment for all periods presented.

Revenue by country for the years ended December 31, 2014 and 2013 was as follows:

	Years Ended December 31,
Revenue by Country	2014	2013
United States	$2,501,800	$2,442,500
Germany	306,800	450,200
Brazil	669,100	360,000
Other Countries	2,075,700	2,636,300
Total	$5,553,400	$5,889,000

Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A.     Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Security and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer , as appropriate, to allow for timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2014.

There has not been any change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive Officer and Vice President of Finance and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; and
●

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material impact on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our evaluation of internal control over financial reporting includes using the criteria in Internal Control-Intergrated Framework (1992), an integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, for the evaluation of internal control to identify the risks and control objectives related to the evaluation of our control environment.

Based on our evaluation under the framework described above, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

Item 9B.     Other Information

The Board of Directors of the Company (“Board”) appointed/confirmed directors to the committees of the Board, at the meeting of the Board held on November 19, 2014, as follows:

Audit Committee: Ashfaq Munshi and Jeremy Verba.  Sam Auriemma remains a member of such committee and is its Chairman.

Compensation Committee: Michael Brochu (Chairman) and John Cronin.

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2015 Annual Meeting of Stockholders (or Form 10-K/A) to be filed with the Securities and Exchange Commission within 120 days after the end of our year ended December 31, 2014.

ITEM 11.	EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement for the 2015 Annual Meeting of Stockholders (or Form 10-K/A) to be filed with the Securities and Exchange Commission within 120 days after the end of our year ended December 31, 2014.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our Proxy Statement for the 2015 Annual Meeting of Stockholders (or Form 10-K/A) to be filed with the Securities and Exchange Commission within 120 days after the end of our year ended December 31, 2014.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2015 Annual Meeting of Stockholders (or Form 10-K/A) to be filed with the Securities and Exchange Commission within 120 days after the end of our year ended December 31, 2014.

ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement for the 2015 Annual Meeting of Stockholders (or Form 10-K/A) to be filed with the Securities and Exchange Commission within 120 days after the end of our year ended December 31, 2014.

PART IV

Item 15.     Exhibits, Financial Statement Schedules

(a) Financial Statements

Our financial statements as set forth in the Index to Consolidated Financial Statements under Part II, Item 8 of this Annual Report on Form 10-K are hereby incorporated by reference.

(b) Exhibits

The following exhibits, which are numbered in accordance with Item 601 of Regulation S-K, are filed as part of this Annual Report on Form 10-K or, as noted, incorporated by reference herein:

Exhibit Number	Exhibit Description
3.1	Amended and Restated Certificate of Incorporation of Registrant, as amended (1)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of GraphOn Corporation (19)
3.3	Second Amended and Restated Bylaws of Registrant (2)
4.1	Form of certificate evidencing shares of common stock of Registrant (3)
4.2	Form of Warrant issued on September 1, 2011 (4)
4.3	Warrant to Purchase Common Stock, dated October 11, 2011 (5)
4.4	Exercise Agreement, dated June 17, 2013 (including Allonge to 2011 warrants) (20)
4.5	Form of New Warrant issued on June17, 2013 (20)
4.6	Registration Rights Agreement, dated June 17, 2013 (20)
4.7	Form of Warrant issued on January 7, 2014 (21)
4.8	Registration Rights Agreement, dated January 7, 2014 (21)
10.1*	Restricted Stock Agreement (1 of 2) with Eldad Eilam dated August 15, 2012 (15)
10.2*	Restricted Stock Agreement (2 of 2) with Eldad Eilam dated August 15, 2012 (15)
10.3*	Restricted Stock Agreement with Christoph Berlin dated August 15, 2012 (15)
10.4*	Restricted Stock Agreement with Robert Dixon dated August 15, 2012 (15)
10.5	Separation Agreement, dated April 12, 2012, between Registrant and Robert Dilworth (14)
10.6	Release, dated April 12, 2012, between Registrant and Robert Dilworth (14)
10.7	1998 Stock Option/Stock Issuance Plan of Registrant (7)
10.8	Supplemental Stock Option Agreement, dated as of June 23, 2000 (7)
10.9	2005 Equity Incentive Plan (8)
10.10	2008 Equity Incentive Plan, as Amended (9)
10.11*	Employment Agreement, dated August 21, 2013, by and between Registrant and Eldad Eilam (16)
10.12*	Director Severance Plan (11)
10.13*	Key Employee Severance Plan (11)
10.14	Securities Purchase Agreement, dated September 1, 2011 (4)
10.15	Form of Registration Rights Agreement, dated September 1, 2011 (4)
10.16(a)*	Engagement Agreement, dated October 11, 2011, by and between Registrant and ipCapital Group, Inc. (5)
10.16(b)*	First Addendum to the Engagement Agreement by and between Registrant and ipCapital Group, Inc., dated as of November 7, 2011 (12)
10.16(c)*	Second Addendum to the Engagement Agreement by and between Registrant and ipCapital Group, Inc., dated as of November 14, 2011 (12)
10.16(d)*	Third Addendum to the Engagement Agreement by and between Registrant and ipCapital Group, Inc., dated as of January 20, 2012 (13)
10.17	First Amendment to Office Lease between Registrant and CA-Pruneyard Limited Partnership, dated as of October 7, 2013 (27)
10.18	Consulting Agreement, dated February 1, 2012, by and between Registrant and Steven Ledger/Tamalpais Partners LLC (22)
10.19	Amendment to Consulting Agreement, by and between Registrant and Steven Ledger/Tamalpais Partners, LLC, dated August 1, 2013 (16)
10.20	Intellectual Property Brokerage Agreement by and between Registrant and ipCapital Licensing Company I, LLC, dated as of February 4, 2013 (17)
10.21*	Consulting Agreement, dated March 29, 2013, by and between Registrant and Gordon Watson (23)

10.22*	Consulting Agreement, dated November 18, 2013, by and between Registrant and ipCreate, Inc. (24)
10.23	Securities Purchase Agreement, dated January 7, 2014 (21)
10.24*	Consulting Agreement, dated March 17, 2014, by and between Registrant and Steven Ledger (25)
10.25	Separation Agreement, dated March 12, 2014, by and between Registrant and Christoph Berlin (25)
10.26	Employment Letter dated April 30, 2014 and executed May 5, 2014 between hopTo Inc. and Jean-Louis Casabonne (26)
14.1	Code of Ethics (6)
21.1	Subsidiaries of Registrant
23.1	Consent of Macias Gini & O’Connell LLP
31.1	Rule 13a-14(a)/15d-14(a) Certification
31.2	Rule 13a-14(a)/15d-14(a) Certification
32.1	Section 1350 Certification (furnished, not filed)
32.2	Section 1350 Certification (furnished, not filed)
101

The following financial information from Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2014 and 2013, (ii) Consolidated Statements of Operations for the years ended December 31, 2014 and 2013, (iii) Consolidated Statements of Shareholders’ Equity (Deficit) for the years ended December 31, 2014 and 2013, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012, (v) Notes to Consolidated Financial Statements (18)

*Management or compensatory plan or arrangement

(1)	Filed on April 2, 2007 as an exhibit to Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2006, and incorporated herein by reference
(2)	Filed on March 31, 2010 as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009, and incorporated herein by reference
(3)	Filed on September 19, 1996 as an exhibit to the Registrant’s Registration Statement on Form S-1 (File No. 333-11165), and incorporated herein by reference
(4)	Filed on September 8, 2011 as an exhibit to Registrant’s Current Report on Form 8-K and incorporated herein by reference
(5)	Filed on October 13, 2011 as an exhibit to Registrant’s Current Report on Form 8-K and incorporated herein by reference
(6)	Filed on March 30, 2004 as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference
(7)	Filed on June 23, 2000 as an exhibit to the Registrant’s Registration Statement on Form S-8 (File No. 333-40174), and incorporated herein by reference
(8)	Filed on November 25, 2005 as an exhibit to the Registrant’s definitive Proxy Statement for the Registrant’s 2005 Annual Meeting, and incorporated herein by reference
(9)	Filed on September 29, 2011 as an exhibit to the Registrant’s Registration Statement on Form S-8 (File No. 333-177069) and incorporated herein by reference
(10)	Reserved
(11)	Filed on November 14, 2011 as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, and incorporated herein by reference.
(12)	Filed on November 23, 2011 as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1, and incorporated herein by reference
(13)	Filed on February 14, 2012 as an exhibit to the Registrant’s Current Report on Form 8-K and incorporated herein by reference
(14)	Filed on May 21, 2012 as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, and incorporated herein by reference.
(15)	Filed on November 14, 2012 as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarterly reporting period ended September 30, 2012, and incorporated herein by reference.
(16)	Filed on August 27, 2013 as an exhibit to the Registrant’s Current Report on Form 8-K, dated August 21, 2013, and incorporated herein by reference.
(17)	Filed on February 19, 2013 as an exhibit to the Registrant’s Current Report on Form 8-K, and incorporated herein by reference.
(18)	Submitted electronically with the original Form 10-K.
(19)	Filed on September 10, 2013 as an exhibit to the Registrant’s Current Report on Form 8-K, dated September 9, 2013, and incorporated herein by reference.
(20)	Filed on June 24, 2013 as an exhibit to the Registrant’s Current Report on Form 8-K, dated June 17, 2013, and incorporated herein by reference.
(21)	Filed on January 13, 2014 as an exhibit to the Registrant’s Current Report on Form 8-K, dated January 7, 2014, and incorporated herein by reference.

(22)	Filed on April 16, 2012 as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011, and incorporated herein by reference.
(23)	Filed on April 3, 2013 as an exhibit to the Registrant’s Current Report on Form 8-K, dated March 29, 2013, and incorporated herein by reference.
(24)	Filed on December 12, 2013 as an exhibit to the Registrant’s Current Report on Form 8-K, dated December 11, 2013, and incorporated herein by reference.
(25)	Filed on March 18, 2014 as an exhibit to the Registrant’s Current Report on Form 8-K, dated March 12, 2014, and incorporated herein by reference.
(26)	Filed on May 12, 2014 as an exhibit to Registrant’s Current Report on Form 8-K, dated March 9, 2014, and incorporated herein by reference.
(27)	Filed on March 31, 2014 as an exhibit to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013, and incorporated herein by reference.

(c) Financial Statement Schedule

Not applicable for smaller reporting companies.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

hopTo Inc.

March 31, 2015	By:	/s/ Eldad Eilam
Eldad Eilam
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Eldad Eilam	Chief Executive Officer, President and Director (Principal Executive Officer)	March 31, 2015
Eldad Eilam
/s/ Jean-Louis Casabonne	Chief Financial Officer (Principal Financial Officer and	March 31, 2015
Jean-Louis Casabonne	Principal Accounting Officer)

/s/ Sam M. Auriemma	Director	March 31, 2015
Sam M. Auriemma

/s/ Michael A. Brochu	Director	March 31, 2015
Michael A. Brochu

/s/ John Cronin	Director	March 31, 2015
John Cronin

/s/ Jeremy Verba	Director	March 31, 2015
Jeremy Verba

/s/ Ashfaq Munshi	Director	March 31, 2015
Ashfaq Munshi